NYSE
AN ICE EXCHANGE

July 9, 2026

VIA KITEWORKS

U.S. Securities and Exchange Commission
Division of Market Regulation
Office of Market Supervision
100 F Street, NE
Washington, D.C. 20549

Re: Amendments to Form 1

Enclosed please find an amendment to Exhibit H of the Form 1 applications pursuant to Rule 6a-2 under the Securities Exchange Act of 1934 for New York Stock Exchange LLC ("NYSE"), NYSE American LLC ("NYSE American"), and NYSE Texas, Inc., ("NYSE Texas" and collectively, the "Exchanges").

For Exhibit H, the Exchanges are each filing an amendment containing an updated complete set of documents comprising their listing applications. Specifically, NYSE and NYSE American, are each filing updated forms for listing which have been updated to reflect the new way in which companies will be completing and submitting the forms. For NYSE Texas, the Listing Agreement has been added to the submission.

If you have questions, please do not hesitate to contact Martha Redding, Corporate Secretary and Associate General Counsel, at (212) 656-2938 or martha.redding@ice.com.

Sincerely,

Enclosures

Martha Redding
Corporate Secretary

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.2938 I Fax: +1 212.656.8101
martha.redding@ice.com
ice.com

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 07/09/26	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: New York Stock Exchange LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):

   11 Wall Street, New York, NY 10005

3. Provide the applicant's mailing address (if different):

   N/A

26000336

4. Provide the applicant's business telephone and facsimile number:

   212-656-2938 (Telephone) 212-656-8101 (Facsimile)

5. Provide the name, title, and telephone number of a contact employee:

   Martha Redding (Name) Corporate Secretary (Title) 212-656-2938 (Telephone Number)

6. Provide the name and address of counsel for the applicant:

   Martha Redding
   NYSE Holdings LLC
   11 Wall Street, New York, NY 10005

7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☑ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 07/14/05 (b) State/Country of formation: New York

   (c) Statute under which applicant was organized: New York Limited Liability Company Act

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 07/09/26 (MM/DD/YY) New York Stock Exchange LLC (Name of applicant)

By: [signature] (Signature) ~~Martha Redding, Corporate Secretary~~ (Printed Name and Title)

Subscribed and sworn before me this 9th day of July (Month), 2026 (Year) by [signature] (Notary Public)

My Commission expires 11/27/28 County of Westchester State of New York

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

AMY MAURO
Notary Public, State of New York
No. 01MA6262613
Qualified in Westchester County
My Commission Expires ~~May 29, 2024~~ November 27, 2028

EXHIBIT H

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NEW YORK STOCK EXCHANGE LLC

July 2026

EXHIBIT H

The attached set of documents comprise the New York Stock Exchange LLC’s listing applications, including any agreements required to be executed in connection with listing. A schedule of listing fees is set out in Section 902 of the Listed Company Manual and is publicly available on the Exchange’s website at https://nyseguide.srorules.com/listed-company-manual.

1. NYSE Original Listing Application
2. NYSE Initial Listing Agreement (Domestic Company)
3. NYSE Initial Listing Agreement (Foreign Private Issuer)
4. NYSE Written Response to Clearance Letter
5. NYSE Written Affirmation (Domestic Company)
6. NYSE Written Affirmation (Foreign Private Issuer)
7. NYSE Written Affirmation (Closed-End Fund)
8. NYSE Written Affirmation (Special Entity)
9. NYSE Recovery Policy Affirmation
10. NYSE Application Materials Checklist (Domestic Company)
11. NYSE Application Materials Checklist (Foreign Private Issuer)
12. NYSE ETP Initial Listing Application and Agreement
13. NYSE ETP Corporate Action Supplemental Listing Applications
14. NYSE ETP New Listing Supplemental Listing Applications

Initial Listing Applications

[Company Name]: Operating Company - Prospect - NYSE - Cleared

Written Response to Clearance Letter | Listing Agreement | Original Listing Application | Application Materials | PDF Download

You may download a copy of the submitted Original Listing Application by clicking the "PDF Download" link above

Initial Listing Application Status

Cleared

Initial Listing Application Progress

Written Response to Clearance Letter — Listing Agreement — Original Listing Application

Original Listing Application Status

Pending Submission

Part I: Corporate Information

A. General Corporate Information

Complete Legal Corporate Name

Company Phone #

Company Website

Address Information

Address of Principal Executive Offices

City

Country

Select...

(address line 2)

(address line 3)

Zip Code

State

Select...

Billing Address (for invoices)

Address for invoicing

City

Country

Select...

(address line 2)

(address line 3)

Zip Code

State

Select...

Contact Detail

First Name	Last Name	Title	Phone	Email

Other Information

Country
Select...

State of Incorporation
Select...

Date of Incorporation
YYYY-MM-DD

Edgar CIK No

Foreign Private Issuer
☐

DRS Eligible
☐

CUSIP No of Security(s) Being Listed

Fiscal Year End
Select... Select...

B. Corporate Contacts

Show less

Role
Billing Contact ×

Other Title <Full Title, if different from that indicated>

First Name | **Last Name** | **Phone** | **Email**

Address | **City** | **Country**
Select...

(address line 2) | ***(address line 3)*** | **Zip Code** | **State**
Select...

Delete B. Corporate Contacts
☐

Add Contact

Part II: Security Information

A. Security('s) which the Applicant Issuer is applying to list

Security Details

Show less

Security Class/Type
-

CUSIP

Symbol Reserved

Issue Description (including par value, warrant expiration, maturity date) etc

Anticipated Shares Outstanding upon Listing

Anticipated Date of Listing
YYYY-MM-DD

Shares Outstanding (excluding Treasury Shares)

Treasury Shares

The following number of shares are unissued, but have been reserved for future issuance for the purposes noted:

Date Authorized by the Board	Purpose of Shares to be Issued	Number of Shares Reserved	Delete
Please add details by clicking "Add Authorized Shares" button below			
	Total Shares Reserved	0	

B. Transfer Agent/Registrar

Name

Phone

Email

Address

City

Country

Select...

(address line 2)

(address line 3)

Zip Code

State

Select...

C. If listing American Depositary Shares, please provide the following information with respect to the Depositary Bank

Name

Phone

Email

Address

City

Country

Select...

(address line 2)

(address line 3)

Zip Code

State

Select...

D. Outside Counsel Contact with Respect to Listing Application, if any

Name

Phone

Email

Address

City

Country

Select...

(address line 2)

(address line 3)

Zip Code

State

Select...

E. Investment Banker/Financial Advisor Contact(s), if any

Name

Phone

Email

Address

City

Country

Select...

(address line 2)

(address line 3)

Zip Code

State

Select...

F. Security Preferences

If the Applicant Issuer has any existing class of common stock or equity security entitling the holder(s) to differential voting rights, dividend payments, or other preferences, please provide a complete description of such preference(s)

Part III: Type of Listing

A. Listing in Connection with an Issuance of Securities

Please indicate the type of transaction

Select...

Other (please specify)

If spin-off, please provide name of parent entity

B. Listing in Connection with a Transfer or Quotation of a Security Listed on a Foreign Securities Market

Name of current trading market, if any

Current ticker symbol, if any

Part IV: Additional Information

A. Exchange Requirements for Listing Consideration

To be considered for listing, the applicant issuer must meet the Exchange's minimum listing requirements. The Exchange has broad discretion regarding the listing of any security. Thus, the Exchange may deny listing or apply additional or more stringent criteria based on any event, condition, or circumstance that makes the listing of an applicant issuer's security inadvisable or unwarranted in the opinion of the Exchange. Such determination can be made even if the applicant issuer meets the Exchange's listing standards. In connection with the review of any listing application, the Exchange reserves the right to request such additional public or non-public information or documentation as it may deem necessary and appropriate to make a determination regarding the listing eligibility of the applicant issuer's security, including, but not limited to, any material provided to or received from the Securities and Exchange Commission or other appropriate regulatory authority.

B. Regulatory Review

The Issuer must provide the Exchange with a letter from counsel, certifying that, to the company's knowledge, no officer*, board member, or non-institutional shareholder with greater than 10% ownership of the Issuer or a security to be listed has been convicted of a felony or misdemeanor relating to financial issues (e.g., embezzlement, fraud, theft) during the past ten years. To the extent that an officer, board member, or non-institutional shareholder with greater than 10% ownership of the company has been so convicted, provide a detailed description of all such matters. In addition to reviewing this letter, the Exchange will review background materials available to it regarding the aforementioned individuals as part of the eligibility review process.

* As such term is defined in Rule 16a-1(f) under the Securities Exchange Act of 1934, or any successor rule.

Part V: Attestation

The undersigned attests that, at the time of the filing of this application, the Issuer is deemed to have read and understood the Exchange's listing rules and requirements and, if approved for listing, intends to comply with all applicable listing rules and requirements on an ongoing basis. Further, the undersigned certifies that, to the best of his or her knowledge and belief, the information contained within this application and any materials provided to the Exchange in support of this application are true and correct.

Electronic Signature

Required signatures must be in typed form rather than manual format. When used in connection with an electronic submission, the term “signature” means an electronic entry in the form of a magnetic impulse or other form of computer data compilation of any letters or series of letters or characters comprising a name, executed, adopted or authorized as a signature. Any person signing on behalf of another person represents that s/he has explicit authorization from such other person to do so.

Signed By	Title	Date/Time
		—

Note:

—

Initial Listing Applications

[Company Name]: Operating Company - Prospect - NYSE - Cleared

Written Response to Clearance Letter | Listing Agreement | Original Listing Application | Application Materials | PDF Download

You may download a copy of the submitted Listing Agreement by clicking the "PDF Download" link above

Initial Listing Application Status

Cleared

Initial Listing Application Progress

Written Response to Clearance Letter — **Listing Agreement** — Original Listing Application

Listing Agreement Status

Pending Submission

Complete Legal Corporate Name

Certify text

does hereby certify that this agreement is made pursuant to a resolution(s) adopted by the Applicant Issuer's governing body to list on the New York Stock Exchange (the “Exchange”),

Security name	Par value	Delete
Note: At least one Security needs to be added. Click on "Add Security" button below to add Security detail(s)		

Add Security

[Company Name] (the "Company"), in consideration of the listing of its securities, agrees with NYSE (the "Exchange") that:

1. The Company certifies that it will comply with all Exchange rules, policies, and procedures that apply to listed companies as they are now in effect and as they may be amended from time to time ("Rules"), regardless of whether the Company's organization documents would allow for a different result.
2. The Company shall notify the Exchange at least 20 days in advance of any change in the form or nature of any listed security or in the rights, benefits, and privileges of the holders of such security.
3. The Company agrees to pay when due all fees associated with its listing of securities on the Exchange, in accordance with the Exchange's rules.
4. The Company agrees to promptly notify the Exchange in writing of any corporate action or other event which will cause the Company to cease to be in compliance with Exchange listing requirements.
5. The Company agrees to furnish to the Exchange on demand such information concerning the Company as the Exchange may reasonably request.
6. The Company agrees to file all required periodic financial reports with the SEC, including annual reports and, where applicable, quarterly or semi-annual reports, by the due dates established by the SEC.
7. The Company agrees to comply with all requirements under the federal securities laws and applicable SEC rules.
8. The Company will maintain a transfer agent and a registrar, as necessary, which satisfy the applicable requirements set forth in the Rules of the Exchange or of any other national securities exchange on which the Company is listed.
9. Nothing contained in or inferred from this Listing Agreement shall be construed as constituting the Company's contract for the continued listing of the Company's securities on the Exchange. The Company understands that the Exchange may, consistent with applicable laws and SEC rules, suspend its securities and commence delisting proceedings with or without prior notice to the Company, upon failure of the Company to comply with any one or more paragraphs of this Listing Agreement, or when in its sole discretion, the Exchange shall determine that such suspension of dealings and delisting is in the public interest or otherwise warranted.
10. In order to publicize the Company's listing on the Exchange, the Company authorizes the Exchange and its affiliates to use the Company's corporate logos, fonts, Web site address, trade names, and trade/service marks ("Marks") in order to convey quotation information, transactional reporting information, and other information regarding the Company in connection with the Exchange.
11. The Company warrants and represents that the Marks do not violate any trade/service mark, trade name, or other intellectual property right of any third party. The Company shall indemnify the Exchange and its affiliates and hold them harmless from any third-party rights and/or claims arising out of use by the Exchange or any affiliate of the Company's Marks or misuse by Company of Company's trading symbol.
12. The Company's trading symbol is provided to the Company for the limited purpose of identifying the Company's security in authorized quotation and trading systems. The Exchange reserves the right to change the Company's trading symbol at the Exchange's discretion at any time.

13. In order to publicize the Company's listing on the Exchange, the Exchange authorizes the Company and its affiliates to use the corresponding Listed Emblem (e.g., LISTED NYSE & DESIGN), subject to any trademark usage, brand guidelines and notification policies as communicated to Company in writing from time to time. The Exchange reserves the right to require approval of any use of the Listed Emblem. The Company shall immediately cease using the Listing Emblem in the event it is no longer listed on the Exchange.
14. The Exchange does not provide any warranties of any kind, express, implied or statutory (including the implied warranties of merchantability, non-infringement or fitness for a particular use or purpose).
15. THE EXCHANGE IS NOT LIABLE FOR ANY LOST PROFITS, LOSS OF GOOD WILL OR OTHER BUSINESS LOSS OR FOR COSTS OF PROCUREMENT OF SUBSTITUTE GOODS OR SERVICES OR FOR ANY FORM OF SPECIAL, INCIDENTAL OR CONSEQUENTIAL DAMAGES, ARISING OUT OF OR RELATED TO THIS AGREEMENT. THE MAXIMUM LIABILITY OF THE EXCHANGE IN CONNECTION WITH A DISPUTE ARISING OUT OF OR RELATED TO THIS AGREEMENT IS LIMITED TO THE LISTING FEES PAID BY THE COMPANY DURING THE TWELVE (12) MONTHS PRECEDING THE ACCRUAL OF THE CLAIM. IN NO EVENT WILL THE EXCHANGE BE LIABLE FOR TRADING LOSSES, LOSSES OF PROFITS, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL, OR INCIDENTAL LOSS OR DAMAGES. THE LIMITATIONS OF THIS SUBSECTION APPLY IRRESPECTIVE OF WHETHER LIABILITY IS BASED ON BREACH OF CONTRACT, TORT (INCLUDING NEGLIGENCE), BREACH OF WARRANTY, STRICT LIABILITY OR OTHER LEGAL OR EQUITABLE THEORY, REGARDLESS OF WHETHER THE DAMAGE WAS FORESEEABLE AND WHETHER OR NOT THE PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF DAMAGE. THIS PARAGRAPH SHALL NOT RELIEVE THE EXCHANGE FROM LIABILITY FOR DAMAGES THAT RESULT FROM ITS OWN GROSS NEGLIGENCE OR WILLFUL MISCONDUCT. THIS SECTION DOES NOT APPLY ONLY WHEN AND TO THE EXTENT THAT APPLICABLE LAW OR THE RULES OF THE EXCHANGE SPECIFICALLY REQUIRES LIABILITY, DESPITE THE FOREGOING EXCLUSION AND LIMITATION.
16. This Listing Agreement, and all matters between the parties arising out of or relating to this Listing Agreement, shall be construed and enforced in accordance with the federal laws of the United States and the laws of the State of New York without giving effect to any laws, rules or provisions that would cause the application of laws of any jurisdiction other than those of the State of New York. The parties consent to the exclusive jurisdiction and venue of the state and federal courts located in the State and County of New York.

On this 2nd day of July, 2026

Full Legal Corporate Name of the Applicant Issuer

attests that it is in full agreement with the terms and conditions contained herein.

Electronic Signature

Required signatures must be in typed form rather than manual format. When used in connection with an electronic submission, the term “signature” means an electronic entry in the form of a magnetic impulse or other form of computer data compilation of any letters or series of letters or characters comprising a name, executed, adopted or authorized as a signature. Any person signing on behalf of another person represents that s/he has explicit authorization from such other person to do so.

Signed By	Title	Signed On
		—

Initial Listing Applications

[Company Name]: Operating Company - Prospect - NYSE - Cleared

Written Response to Clearance Letter | Listing Agreement | Original Listing Application | Application Materials | PDF Download

You may download a copy of the submitted Listing Agreement by clicking the "PDF Download" link above

Initial Listing Application Status

Cleared

Initial Listing Application Progress

Written Response to Clearance Letter — Listing Agreement — Original Listing Application

Listing Agreement Status

Pending Submission

Complete Legal Corporate Name

Certify text

does hereby certify that this agreement is made pursuant to a resolution(s) adopted by the Applicant Issuer's governing body to list on the New York Stock Exchange (the “Exchange”),

Security name	Par value	Delete
Note: At least one Security needs to be added. Click on "Add Security" button below to add Security detail(s)		

Add Security

[Company Name] (the "Company"), in consideration of the listing of its securities, agrees with NYSE (the "Exchange") that:

1. The Company certifies that it will comply with all Exchange rules, policies, and procedures that apply to listed companies as they are now in effect and as they may be amended from time to time ("Rules"), regardless of whether the Company's organization documents would allow for a different result.
2. The Company shall notify the Exchange at least 20 days in advance of any change in the form or nature of any listed security or in the rights, benefits, and privileges of the holders of such security.
3. The Company agrees to pay when due all fees associated with its listing of securities on the Exchange, in accordance with the Exchange's rules.
4. The Company agrees to promptly notify the Exchange in writing of any corporate action or other event which will cause the Company to cease to be in compliance with Exchange listing requirements.
5. The Company agrees to furnish to the Exchange on demand such information concerning the Company as the Exchange may reasonably request.
6. The Company agrees to file all required periodic financial reports with the SEC, including annual reports and, where applicable, quarterly or semi-annual reports, by the due dates established by the SEC.
7. The Company agrees to comply with all requirements under the federal securities laws and applicable SEC rules.
8. The Company will maintain a transfer agent and a registrar, as necessary, which satisfy the applicable requirements set forth in the Rules of the Exchange or of any other national securities exchange on which the Company is listed.
9. Nothing contained in or inferred from this Listing Agreement shall be construed as constituting the Company's contract for the continued listing of the Company's securities on the Exchange. The Company understands that the Exchange may, consistent with applicable laws and SEC rules, suspend its securities and commence delisting proceedings with or without prior notice to the Company, upon failure of the Company to comply with any one or more paragraphs of this Listing Agreement, or when in its sole discretion, the Exchange shall determine that such suspension of dealings and delisting is in the public interest or otherwise warranted.
10. In order to publicize the Company's listing on the Exchange, the Company authorizes the Exchange and its affiliates to use the Company's corporate logos, fonts, Web site address, trade names, and trade/service marks ("Marks") in order to convey quotation information, transactional reporting information, and other information regarding the Company in connection with the Exchange.
11. The Company warrants and represents that the Marks do not violate any trade/service mark, trade name, or other intellectual property right of any third party. The Company shall indemnify the Exchange and its affiliates and hold them harmless from any third-party rights and/or claims arising out of use by the Exchange or any affiliate of the Company's Marks or misuse by Company of Company's trading symbol.
12. The Company's trading symbol is provided to the Company for the limited purpose of identifying the Company's security in authorized quotation and trading systems. The Exchange reserves the right to change the Company's trading symbol at the Exchange's discretion at any time.

13. In order to publicize the Company's listing on the Exchange, the Exchange authorizes the Company and its affiliates to use the corresponding Listed Emblem (e.g., LISTED NYSE & DESIGN), subject to any trademark usage, brand guidelines and notification policies as communicated to Company in writing from time to time. The Exchange reserves the right to require approval of any use of the Listed Emblem. The Company shall immediately cease using the Listing Emblem in the event it is no longer listed on the Exchange.
14. The Exchange does not provide any warranties of any kind, express, implied or statutory (including the implied warranties of merchantability, non-infringement or fitness for a particular use or purpose).
15. THE EXCHANGE IS NOT LIABLE FOR ANY LOST PROFITS, LOSS OF GOOD WILL OR OTHER BUSINESS LOSS OR FOR COSTS OF PROCUREMENT OF SUBSTITUTE GOODS OR SERVICES OR FOR ANY FORM OF SPECIAL, INCIDENTAL OR CONSEQUENTIAL DAMAGES, ARISING OUT OF OR RELATED TO THIS AGREEMENT. THE MAXIMUM LIABILITY OF THE EXCHANGE IN CONNECTION WITH A DISPUTE ARISING OUT OF OR RELATED TO THIS AGREEMENT IS LIMITED TO THE LISTING FEES PAID BY THE COMPANY DURING THE TWELVE (12) MONTHS PRECEDING THE ACCRUAL OF THE CLAIM. IN NO EVENT WILL THE EXCHANGE BE LIABLE FOR TRADING LOSSES, LOSSES OF PROFITS, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL, OR INCIDENTAL LOSS OR DAMAGES. THE LIMITATIONS OF THIS SUBSECTION APPLY IRRESPECTIVE OF WHETHER LIABILITY IS BASED ON BREACH OF CONTRACT, TORT (INCLUDING NEGLIGENCE), BREACH OF WARRANTY, STRICT LIABILITY OR OTHER LEGAL OR EQUITABLE THEORY, REGARDLESS OF WHETHER THE DAMAGE WAS FORESEEABLE AND WHETHER OR NOT THE PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF DAMAGE. THIS PARAGRAPH SHALL NOT RELIEVE THE EXCHANGE FROM LIABILITY FOR DAMAGES THAT RESULT FROM ITS OWN GROSS NEGLIGENCE OR WILLFUL MISCONDUCT. THIS SECTION DOES NOT APPLY ONLY WHEN AND TO THE EXTENT THAT APPLICABLE LAW OR THE RULES OF THE EXCHANGE SPECIFICALLY REQUIRES LIABILITY, DESPITE THE FOREGOING EXCLUSION AND LIMITATION.
16. This Listing Agreement, and all matters between the parties arising out of or relating to this Listing Agreement, shall be construed and enforced in accordance with the federal laws of the United States and the laws of the State of New York without giving effect to any laws, rules or provisions that would cause the application of laws of any jurisdiction other than those of the State of New York. The parties consent to the exclusive jurisdiction and venue of the state and federal courts located in the State and County of New York.
17. The Company agrees to solicit proxies from U.S. holders for all meetings of stockholders. If the Company is listing American Depositary Receipts, in the event that a successor Depositary or an additional Depositary is named, the Company agrees that it will not appoint any person as such successor Depositary or additional Depositary unless such person shall have entered into a listing agreement with the Exchange in a form substantially similar to this Listing Agreement.

Security(ies)	**Depositary Bank**

On this 2nd day of July, 2026

Full Legal Corporate Name of the Applicant Issuer

attests that it is in full agreement with the terms and conditions contained herein.

Electronic Signature

Required signatures must be in typed form rather than manual format. When used in connection with an electronic submission, the term “signature” means an electronic entry in the form of a magnetic impulse or other form of computer data compilation of any letters or series of letters or characters comprising a name, executed, adopted or authorized as a signature. Any person signing on behalf of another person represents that s/he has explicit authorization from such other person to do so.

Signed By	**Title**	**Signed On**
		—

Initial Listing Applications

[Company Name]: Operating Company - Prospect - NYSE - Cleared

Written Response to Clearance Letter | Listing Agreement | Original Listing Application | Application Materials | PDF Download

You may download a copy of the submitted Written Response to Clearance Letter by clicking the "PDF Download" link above

Initial Listing Application Status

Cleared

Initial Listing Application Progress

Written Response to Clearance Letter — Listing Agreement — Original Listing Application

Clearance Document(s):

—

WRITTEN RESPONSE TO CLEARANCE LETTER

Status

Pending Submission

Complete Legal Corporate Name

[ ]

The Company confirms that it has received the Exchange's clearance letter and understands its obligation to comply with each of the conditions to listing and all other requirements set forth therein. The Company further acknowledges that, if for any reason it is not in compliance with any applicable listing standards prior to listing, it will (a) notify the Exchange of such non-compliance prior to the listing date, and (b) understands that its securities will not be listed on the Exchange on that date unless all applicable listing standards are satisfied.

Electronic Signature

Required signatures must be in typed form rather than manual format. When used in connection with an electronic submission, the term “signature” means an electronic entry in the form of a magnetic impulse or other form of computer data compilation of any letters or series of letters or characters comprising a name, executed, adopted or authorized as a signature. Any person signing on behalf of another person represents that s/he has explicit authorization from such other person to do so.

Signed By	Title	Signed On
		—

Written Affirmations

Written Affirmation - [Company Name] - NYSE

Details | Board Preview | Attachments | PDF Download

Written Affirmation Information

Registered Name	Exchange	WA Year	WA Type[1]	WA Status
[Company Name]	NYSE	—	Initial	New

Due Date

—

Notice of Non-compliance:

☐ Yes [2]

☐ No

Part I

INSTRUCTIONS: Companies listed on the New York Stock Exchange (the "Exchange" or "NYSE") must comply with the applicable corporate governance requirements set forth in Section 303A of the NYSE Listed Company Manual (the "Manual") . Please provide the information for each director currently serving, or who will be serving as of the day of listing, on the Company's board of directors and on the Company's audit committee, compensation committee or nominating/corporate governance committee.

Existing Board Members

Director Name	Title at Principal Occupation	Firm/Affiliation	Board Class	Term End	Board Independent[3]	10A-3 Ind.[7]	Compensation Ind.[8]	Audit Committee[4]	Compensation Committee[5]	Nominating Committee[6]	Financial Literacy	Notes
No Existing Board Members Data Found.												

New Board Members

Director Name	Title at Principal Occupation	Firm/Affiliation	Board Class	Term End	Board Independent[3]	10A-3 Ind.[7]	Compensation Ind.[8]	Audit Committee[4]	Compensation Committee[5]	Nominating Committee[6]	Financial Literacy	Delete
No New Board Members Data Found.												

Create New Member

Part II

INSTRUCTIONS: Please check only one box that best describes the Company:

☐ Lists common equity securities on the NYSE and does not fit any of the other categories listed below

☐ Qualifies as a controlled company and relies on the exemption

☐ Is a limited partnership

☐ Is in bankruptcy

☐ Is a business development company

☐ Is a smaller reporting company and relies on the compensation committee exemption

☐ Is a smaller reporting company that is a business development company and relies on the compensation committee exemption

Part III

INSTRUCTIONS: In response to each item below, please check the box beside the single affirmation that is most applicable to the Company. Please note that, depending on the affirmation made, an item may require the Company to provide additional information or a link to the applicable document referenced therein. Please also note that specific types of entities may avail themselves of exemptions to or transition periods for, compliance with certain of the requirements. If the Company is availing itself of any of these exemptions or transition periods, it should select the corresponding affirmation for the applicable item.

Item 1. Director Independence: Sections 303A.01 and 303A.02 of the Manual

- ☐ I hereby certify that the Company's board of directors is comprised of a majority of independent directors as required by Section 303A.01 and defined in Section 303A of the Manual.
- ☐ **For business development companies only:** I hereby certify that a majority of the Company's directors are not "interested persons" as defined in Section 2(a)(19) of the Investment Company Act of 1940.
- ☐ **For companies relying on the transition period provided for in Section 303A.00 of the Manual only:** I hereby certify that the Company is entitled to rely, and is relying, on the one year transition period provided for in Section 303A.00 of the Manual. I further hereby certify that the Company's board of directors will be comprised of a majority of independent directors as required by Section 303A.01 as defined in Section 303A of the Manual by the end of the one year transition period.
- ☐ **For limited partnerships, controlled companies, and companies that are in bankruptcy only:** I hereby certify that the Company is exempt from this requirement.
- ☐ The Company is unable to make one of the affirmations set forth in this Item 1 and is therefore non-compliant for the following reasons:

Item 2. Executive Sessions, Presiding Director and Interested Party Communication: Section 303A.03 of the Manual

- ☐ I hereby certify that the Company has, or will have (in the case of an Initial Affirmation), regularly scheduled meetings of its non-management or independent directors and has also complied with all of the other relevant requirements as required by Section 303A.03 of the Manual.
- ☐ The Company is unable to make the aforementioned affirmation in this Item 2 and is therefore non-compliant for the following reasons:

Item 3. Nominating/Corporate Governance Committee: Section 303A.04 of the Manual

- ☐ I hereby certify that the Company has a nominating/corporate governance committee (or a comparable committee to which such duties have been delegated) that meets the requirements of Section 303A.04 of the Manual. I further hereby certify that such committee has a written charter that meets the requirements of Section 303A.04 of the Manual. For an Initial Affirmation, I hereby certify that the nominating/corporate governance committee charter is currently available on the Company's website at the link provided in the box below, or will be available on the Company's website within the applicable timeline provided under Section 303A.00 of the Manual. For an Annual Affirmation, I hereby certify that the Company has disclosed in its Annual Proxy Statement that the nominating/corporate governance committee charter is available on the Company's website at the link provided in the box below.
- ☐ **For companies relying on the transition period provided for in Section 303A.00 of the Manual only:** I hereby certify that the Company is entitled to rely, and is relying, on the transition period provided for in Section 303A.00 of the Manual and that the Company will be in full compliance at the end of the transition period. If the Company has already adopted a nominating/corporate governance committee charter, the charter is available on the Company's website at (insert link). Please provide a brief description for the basis for reliance on the exemption below.
- ☐ **For limited partnerships, controlled companies, and companies that are in bankruptcy only:** I hereby certify that the Company is exempt from this requirement.
- ☐ The Company is unable to make one of the affirmations set forth in this Item 3 and is therefore non-compliant for the following reasons:

Item 4. Compensation Committee: Section 303A.05 of the Manual

- [ ] I hereby certify that the Company has a compensation committee (or a comparable committee to which such duties have been delegated) that meets the requirements of Section 303A.05 of the Manual(including the additional independence requirements applicable to compensation committee members under Section 303A.02 of the Manual). I further hereby certify that such committee has a written charter that meets the requirements of Section 303A.05 of the Manual. For an Initial Affirmation, I hereby certify that the compensation committee charter is currently available on the Company's website at the link provided in the box below, or will be available on the Company's website within the applicable timeline provided under Section 303A.00 of the Manual. For an Annual Affirmation, I hereby certify that the Company has disclosed in its Annual Proxy Statement that the compensation committee charter is available on the Company's website at the link provided in the box below.
- [ ] **For smaller reporting companies only:** I hereby certify that the Company qualifies as a smaller reporting company under Rule 12b-2 of the Exchange Act and is therefore exempt from compliance with Sections 303A.02(a)(ii) and 303A.05(c)(iv) of the Manual. I further hereby certify that the Company has a compensation committee (or a comparable committee to which such duties have been delegated) composed entirely of independent directors and such committee has a written charter that meets the requirements of Section 303A.05 of the Manual. For an Initial Affirmation, I hereby certify that the compensation committee charter is currently available on the Company's website at the link provided in the box below, or will be available on the Company's website within the applicable timeline provided under Section 303A.00 of the Manual. For an Annual Affirmation, I hereby certify that the Company has disclosed in its Annual Proxy Statement that the compensation committee charter is available on the Company's website at the link provided in the box below.
- [ ] **For companies relying on the transition period provided for in Section 303A.00 of the Manual only:** I hereby certify that the Company is entitled to rely, and is relying, on the transition period provided for in Section 303A.00 of the Manual and that the Company will be in full compliance at the end of the transition period. If the Company has already adopted a compensation committee charter, the charter is available on the Company's website at (insert link). Please provide a brief description for the basis for reliance on the exemption below.
- [ ] **For companies relying on the compensation committee cure period provided in Section 303A.00 of the Manual only:** I hereby certify that the Company is entitled to rely, and is relying, on the transition period provided for in Section 303A.00 of the Manual because a member of the compensation committee ceases to be independent for reasons outside the member's reasonable control. Please provide a brief description for the basis for reliance and the names of any such committee member relying on the cure below.
- [ ] **For limited partnerships, controlled companies, and companies that are in bankruptcy only:** I hereby certify that the Company is exempt from this requirement.
- [ ] The Company is unable to make one of the affirmations set forth in this Item 4 and is therefore non-compliant for the following reasons:

Item 5. Audit Committee: Section 303A.07 of the Manual

- [ ] I hereby certify that (i) the Company has an audit committee that meets the requirements of Section 303A.07 of the Manual and that the composition of such audit committee complies with (or is exempt therefrom) the independence requirements of Rule 10A-3(b)(1) of the Exchange Act and (ii) such audit committee has a written charter that meets the requirements of Section 303A.07 of the Manual. For an Initial Affirmation, I hereby certify that the audit committee charter is currently available on the Company's website at the link provided in the box below, or will be available on the Company's website within the applicable timeline provided under Section 303A.00 of the Manual. For an Annual Affirmation, I hereby certify that the Company has disclosed in its Annual Proxy Statement or Form 10-K, as applicable, that the audit committee charter is available on the Company's website at the link provided in the box below.
- [ ] **For business development companies only:** I hereby certify that (i) the Company has an audit committee that meets the requirements of Section 303A.07 of the Manual (subject to the applicable exemptions set forth in Section 303A.00 of the Manual) and that the composition of such audit committee complies with (or is exempt from) the independence requirements of Rule 10A-3(b)(1) of the Exchange Act and (ii) such audit committee has a written charter that meets the requirements of Section 303A.07 of the Manual. For an Initial Affirmation, I hereby certify that the audit committee charter is currently available on the Company's website at the link provided in the box below, or will be available on the Company's website within the applicable timeline provided under Section 303A.00 of the Manual. For an Annual Affirmation, I hereby certify that the Company has disclosed in its Annual Proxy Statement that the audit committee charter is available on the Company's website at the link provided in the box below.
- [ ] **For companies relying on the transition period provided for in Section 303A.00 of the Manual only:** I hereby certify that the Company is entitled to rely, and is relying, on the transition period provided for in Section 303A.00 of the Manual and that the Company will be in full compliance by the end of the transition period. If the Company has already adopted an audit committee charter, the charter is available on the Company's website at (insert link). Please provide a brief description for the basis for reliance on the exemption below.
- [ ] The Company is unable to make one of the affirmations set forth in this Item 5 and is therefore non-compliant for the following reasons:

Item 6. Audit Committee Exemption: Section 303A.06 of the Manual for Rule 10A-3 of the Exchange Act

- [ ] I hereby certify that the Company is relying on an individual or company exemption under Rule 10A-3 in Item 5, above. Please state below which Rule 10A-3 exemption(s) the Company or any individual member is relying on and briefly describe the basis for such exemption below.

Item 7. Internal Audit Function: Section 303A.07(c) of the Manual

- [ ] I hereby certify that the Company maintains an internal audit function that complies with Section 303A.07(c) of the Manual.
- [ ] **For companies relying on the transition period provided for in Section 303A.00 of the Manual only:** I hereby certify that the Company is entitled to rely, and is relying, on the transition period provided for in Section 303A.00 of the Manual and that the Company will be in full compliance by the end of the transition period.
- [ ] The Company is unable to make one of the affirmations set forth in this Item 7 and is therefore non-compliant for the following reasons:

Item 8. Corporate Governance Guidelines: Section 303A.09 of the Manual

- [ ] I hereby certify that the Company has adopted corporate governance guidelines that comply with Section 303A.09 of the Manual. For an Initial Affirmation, I hereby certify that the corporate governance guidelines are currently available on the Company's website at the link provided in the box below, or will be available on the Company's website within the applicable timeline provided under Section 303A.00 of the Manual. For an Annual Affirmation, I hereby certify that the Company has disclosed in its Annual Proxy Statement or Form 10-K, as applicable, that the corporate governance guidelines are available on the Company's website at the link provided in the box below.
- [ ] **For companies relying on the transition period provided for in Section 303A.00 of the Manual only:** I hereby certify that the Company is entitled to rely, and is relying, on the transition period provided for in Section 303A.00 of the Manual and that the Company will be in full compliance by the end of the transition period.
- [ ] The Company is unable to make one of the affirmations set forth in this Item 8 and is therefore non-compliant for the following reasons:

Item 9. Code of Business Conduct and Ethics: Section 303A.10 of the Manual

- [ ] I hereby certify that the Company has adopted a code of business conduct and ethics that complies with Section 303A.10 of the Manual. For an Initial Affirmation, I hereby certify that the code of business conduct and ethics is currently available on the Company's website at the link provided in the box below, or will be available on the Company's website within the applicable timeline provided under Section 303A.00 of the Manual. For an Annual Affirmation, I hereby certify that the Company has disclosed in its Annual Proxy Statement or Form 10-K, as applicable, that the code of business conduct and ethics is available on the Company's website at the link provided in the box below.
- [ ] **For companies relying on the transition period provided for in Section 303A.00 of the Manual only:** I hereby certify that the Company is entitled to rely, and is relying, on the transition period provided for in Section 303A.00 of the Manual and that the Company will be in full compliance by the end of the transition period.
- [ ] The Company is unable to make one of the affirmations set forth in this Item 9 and is therefore non-compliant for the following reasons:

Item 10. Other Non-Compliance: Section 303A of the Manual

- [ ] Apart from any non-compliance specific to the preceding sections, the Company is non-compliant with Section 303A of the Manual for the following reason(s):

Item 11. Other General Comments

Comments

1. Companies that are submitting an Initial Affirmation must be compliant in all areas, subject to applicable transition periods.
2. If this document is serving as a non-compliance notification to the Exchange it must be executed by the Company's CEO.
3. NYSE Section 303A.02 Independent
4. Serves on the Audit Committee
5. Serves on the Compensation Committee
6. Serves on the Nominating/Corporate Governance Committee
7. Independent for purposes of Rule 10A-3 of the Securities Exchange Act of 1934 ("Rule 10A-3")
8. Section 303A.02(a)(ii) Independent

Authorized Company Officer Signature

I am an authorized officer at the Company and have the legal authority to provide the information and make the affirmations contained herein. I hereby certify that all information contained herein is true and correct to the best of my knowledge as of the date hereof.

By (name)	Title	Submitted Date

—

Written Affirmation Record History

Created By	Created At	Updated By	Updated At
Listing Manager	2026-07-01 - 3:46 PM	Listing Manager	2026-07-01 - 3:46 PM

Written Affirmations

Written Affirmation - [Company Name] - NYSE

Details Audit Committee Preview Attachments PDF Download

Written Affirmation Information

Registered Name	Exchange	WA Year	WA Type[1]	WA Status
[Company Name]	NYSE	—	Initial	New

Due Date

—

Notice of Non-compliance:

- [ ] Yes [2]
- [ ] No

Part I

INSTRUCTIONS: Companies listed on the New York Stock Exchange (the "Exchange" or "NYSE") must comply with the applicable corporate governance requirements set forth in Section 303A of the NYSE Listed Company Manual (the "Manual") . This form is to be used by foreign private issuers (as such term is defined in Rule 3b-4 under the Exchange Act) listed on the NYSE and, pursuant to Section 303A.00 of the Manual, is subject to the requirements of Sections 303A.06, 303A.11, 303A.12(b), and 303A.12(c) of the Manual. Please provide the information for each audit committee member currently serving, or who will be serving as of the day of listing.[3]

Existing Audit Committee Members

Director Name	Title at Principal Occupation	Firm/Affiliation	10A-3 Ind.[4]	Audit Committee	Notes
No Existing Audit Committee Members Data Found.					

New Audit Committee Members

Director Name	Title at Principal Occupation	Firm/Affiliation	10A-3 Ind.[4]	Audit Committee	Delete
No New Audit Committee Members Data Found.					

Create New Member

Please provide the following information for each audit committee member identified in the chart above. Alternatively, a reference to the location of the disclosure in the Company's public U.S. Securities and Exchange Commission ("SEC") filings can be provided.

- Brief biography.
- Share ownership in the Company.
- Brief description of any direct or indirect consulting, advisory, or other compensatory fee arrangement with the Company or any of its subsidiaries as specified in Rule 10A-3(b)(1)(ii)(A).
- Indication of whether the audit committee member is an affiliated person of the Company or any of its subsidiaries as specified in Rule 10A-3(b)(1)(ii)(B).

Part II

INSTRUCTIONS: In response to each item below, please check the box beside the single affirmation that is most applicable to the Company. Please note that, depending on the affirmation made, an item may require the Company to provide additional information or a link to the applicable document referenced therein. Please also note that specific types of entities may avail themselves of exemptions to or transition periods for compliance with certain of the requirements. If the Company is availing itself of any of these exemptions or transition periods, it should select the corresponding affirmation for the applicable item.

Item 1. Audit Committee: Section 303A.06 of the Manual

☐ I hereby certify that the Company meets the requirements of Rule 10A-3 and is relying on a Rule 10A-3 exemption. State below which Rule 10A-3 exemption(s) the Company or any individual member of its audit committee are relying on and briefly describe the basis for reliance on such exemption below: (Appendix A provides a brief description of Rule 10A-3 exemptions.)

☐ I hereby certify that the Company meets the requirements of Rule 10A-3 and is not relying on a Rule 10A-3 exemption.

☐ The Company is unable to make one of the affirmations set forth in this Item 1 and is therefore non-compliant for the following reason:

Item 2. Statement of Corporate Governance Significant Differences: Section 303A.11 of the Manual

☐ I hereby certify that the Company files its annual report on Form 20-F with the SEC and included its statement of significant differences in its Form 20-F.

☐ I hereby certify that the Company has i) included its statement of significant differences in its annual report filed with the SEC or ii) made the statement available on or through its website and disclosed that fact and provided the website address in its annual report.

☐ I hereby certify that the Company has not yet filed an Annual Report with the SEC since its date of initial listing but intends, in the first such Annual Report filed after the date of this affirmation, to include its statement of significant corporate governance differences in such Annual Report.

☐ The Company is unable to make one of the affirmations set forth in this Item 2 and is therefore non-compliant for the following reason:

Item 3. Other Non-Compliance: Section 303A of the Manual

☐ Apart from any non-compliance specific to the preceding sections, the Company is non-compliant with Section 303A of the Manual for the following reason(s):

1. Companies that are submitting an Initial Affirmation must be compliant in all areas, subject to applicable transition periods.
2. If this document is serving as a non-compliance notification to the Exchange it must be executed by the Company's CEO.
3. If the Company is relying on one of the following exemptions, skip to Part II: 10A-3(c)(1), 10A-3(c)(2), and 10A-3(c)(3).
4. Independent for purposes of Rule 10A-3

Authorized Company Officer Signature

I am an authorized officer at the Company and have the legal authority to provide the information and make the affirmations contained herein. I hereby certify that all information contained herein is true and correct to the best of my knowledge as of the date hereof.

By (name)	Title	Submitted Date
		—

Written Affirmation Record History

Created By	Created At	Updated By	Updated At
Listing Manager	2026-07-01 - 3:46 PM	Listing Manager	2026-07-01 - 3:46 PM

Written Affirmations

Written Affirmation - [Company Name] - NYSE

Details Board Preview Attachments PDF Download

Written Affirmation Information

Registered Name	Exchange	WA Year	WA Type[1]	WA Status
[Company Name]	NYSE	—	Initial	New

Due Date

—

Notice of Non-compliance:

☐ Yes [2]

☐ No

Part I

INSTRUCTIONS: Issuers listed on the New York Stock Exchange (the "Exchange" or "NYSE") must comply with the applicable corporate governance requirements set forth in Section 303A of the NYSE Listed Company Manual (the "Manual") . This form is to be used by a closed-end investment company listed on the NYSE and, pursuant to Section 303A.00 of the Manual, is subject to the requirements of Sections 303A.06, 303A.07(a), 303A.07(b), and 303A.12 of the Manual. Please provide the information for each director currently serving, or who will be serving as of the day of listing, on the Issuer's board of directors and audit committee.

Existing Board Members

Director Name	Title at Principal Occupation	Firm/Affiliation	Board Class	Term End	10A-3 Ind.[3]	Audit Committee[4]	Financial Literacy	Notes
No Existing Board Members Data Found.								

New Board Members

Director Name	Title at Principal Occupation	Firm/Affiliation	Board Class	Term End	10A-3 Ind.[3]	Audit Committee[4]	Financial Literacy	Delete
No New Board Members Data Found.								

Create New Member

Please provide the following information for each independent audit committee member identified in the chart above. Alternatively, a reference to the location of the disclosure in the Issuer's public U.S. Securities and Exchange Commission ("SEC") filings can be provided.

- Brief biography.
- Share ownership in the Issuer.
- Brief description of any direct or indirect consulting, advisory, or other compensatory fee arrangement with the Issuer or any of its subsidiaries as specified in Rule 10A-3(b)(1)(iii)(A).
- Indication of whether the audit committee member is an "interested person" of the Issuer as specified in Rule 10A-3(b)(1)(iii)(B).

Part II

INSTRUCTIONS: In response to each item below, please check the box beside the single affirmation that is most applicable to the Issuer. Please note that, depending on the affirmation made, an item may require the Issuer to provide additional information or a link to the applicable document referenced therein. Please also note that specific types of entities may avail themselves of exemptions to or transition periods for compliance with certain of the requirements. If the Issuer is availing itself of any of these exemptions or transition periods, it should select the corresponding affirmation for the applicable item.

Item 1. Audit Committee: Section 303A.06 and 303A.07(a) of the Manual

- [ ] **For closed-end management investment companies only:** I hereby certify that (i) the Issuer has an audit committee that meets the requirements of Section 303A.07 of the Manual and that the composition of such audit committee complies with (or is exempt therefrom) the independence requirements of Rule 10A-3(b)(1) of the Exchange Act and (ii) such audit committee has a written charter that meets the requirements of Section 303A.07 of the Manual.
- [ ] The Issuer is unable to make the affirmation set forth in this Item 1 and is therefore non-compliant for the following reason:

Item 2. Audit Committee Exemption: Section 303A.06 of the Manual for Rule 10A-3 of the Exchange Act

- [ ] I hereby certify that the Issuer's audit committee is relying on an exemption from Rule 10A-3. Please state below which Rule 10A-3 exemption(s) the Issuer or any individual member is relying on and briefly describe the basis for such exemption below.

Item 3. Other Non-Compliance: Section 303A of the Manual

- [ ] Apart from any non-compliance specific to the preceding sections, the Company is non-compliant with Section 303A of the Manual for the following reason(s):

Part III

1. Issuers that are submitting an Initial Affirmation must be compliant in all areas, subject to applicable transition periods.
2. If this document is serving as a non-compliance notification to the Exchange it must be executed by the Issuer's CEO.
3. Independent for purposes of Rule 10A-3(b)(1)
4. Serves on the Audit Committee

Authorized Company Officer Signature

I am an authorized officer at the Company and have the legal authority to provide the information and make the affirmations contained herein. I hereby certify that all information contained herein is true and correct to the best of my knowledge as of the date hereof.

By (name)	Title	Submitted Date
		—

Written Affirmation Record History

Created By	Created At	Updated By	Updated At
Listing Manager	2026-07-01 - 3:46 PM	Listing Manager	2026-07-01 - 3:46 PM

Written Affirmations

Written Affirmation - [Company Name] - NYSE

Details | Audit Committee Preview | Attachments | PDF Download

Written Affirmation Information

Registered Name	Exchange	WA Year	WA Type[1]	WA Status
[Company Name]	NYSE	—	Initial	New

Due Date

—

Notice of Non-compliance:

☐ Yes [2]

☐ No

Part I

INSTRUCTIONS: Issuers listed on the New York Stock Exchange (the “Exchange” or “NYSE”) must comply with the applicable corporate governance requirements set forth in Section 303A of the NYSE Listed Company Manual (the “Manual”) . This form is to be used by an open-end fund or an issuer that has only debt or preferred securities listed on the NYSE and, pursuant to Section 303A.00 of the Manual, is subject solely to the requirements of Sections 303A.06, 303A.12(b), and 303A.12(c) of the Manual. Please provide the information for each audit committee member currently serving, or who will be serving as of the day of listing.[3]

Existing Audit Committee Members

Director Name	Title at Principal Occupation	Firm/Affiliation	10A-3 Ind.[4]	Audit Committee	Notes
No Existing Audit Committee Members Data Found.					

New Audit Committee Members

Director Name	Title at Principal Occupation	Firm/Affiliation	10A-3 Ind.[4]	Audit Committee	Delete
No New Audit Committee Members Data Found.					

Create New Member

Please provide the following information for each audit committee member identified in the chart above. Alternatively, a reference to the location of the disclosure in the Issuer’s public U.S. Securities and Exchange Commission (“SEC”) filings can be provided.

- Brief biography.
- Share ownership in the Issuer.
- Brief description of any direct or indirect consulting, advisory, or other compensatory fee arrangement with the Issuer or any of its subsidiaries as specified in Rule 10A-3(b)(1)(ii)(A).
- Indication of whether the audit committee member is an affiliated person of the Issuer or any of its subsidiaries as specified in Rule 10A-3(b)(1)(ii)(B).

Part II

INSTRUCTIONS: In response to each item below, please check the box beside the single affirmation that is most applicable to the Issuer. Please note that, depending on the affirmation made, an item may require the Issuer to provide additional information or a link to the applicable document referenced therein. Please also note that specific types of entities may avail themselves of exemptions to or transition periods for compliance with certain of the requirements. If the Issuer is availing itself of any of these exemptions or transition periods, it should select the corresponding affirmation for the applicable item.

Item 1. Audit Committee: Section 303A.06 of the Manual

- [ ] I hereby certify that the Issuer's audit committee meets the requirements of Rule 10A-3.
- [ ] I hereby certify that the Issuer's audit committee is relying on an exemption from Rule 10A-3. State below which Rule 10A-3 exemptions the Issuer or any individual member of its audit committee is relying on and briefly describe the basis for reliance on such exemption below: (Appendix A provides a brief description of the available Rule 10A-3 exemptions.)
- [ ] The Issuer is unable to make one of the affirmations set forth in this Item 1 and is therefore non-compliant for the following reason(s):

Item 2. Other Non-Compliance: Section 303A of the Manual

- [ ] Apart from any non-compliance specific to the preceding sections, the Company is non-compliant with Section 303A of the Manual for the following reason(s):

1. Issuers that are submitting an Initial Affirmation must be compliant in all areas, subject to applicable transition periods.
2. If this document is serving as a non-compliance notification to the Exchange it must be executed by the Issuer's CEO.
3. If the Issuer is relying on one of the following exemptions, skip to Part II: 10A-3(c)(1) and 10A-3(c)(2).
4. Independent for purposes of Rule 10A-3

Authorized Company Officer Signature

I am an authorized officer at the Company and have the legal authority to provide the information and make the affirmations contained herein. I hereby certify that all information contained herein is true and correct to the best of my knowledge as of the date hereof.

By (name)	Title	Submitted Date
		—

Written Affirmation Record History

Created By	Created At	Updated By	Updated At
Listing Manager	2026-07-01 - 3:46 PM	Listing Manager	2026-07-01 - 3:46 PM

Recovery Policy Affirmations

Recovery Policy Affirmation - [Company Name] - NYSE - 2026

Details PDF Download

Issuer Name	Exchange	Status
[Company Name]	NYSE	New

Form Year

2026

INSTRUCTIONS: Issuers listed on the New York Stock Exchange ("NYSE") must comply with the applicable corporate governance requirements set forth in Section 303A of the NYSE Listed Company Manual (the "Manual"). Pursuant to Section 303A.14 of the Manual (Erroneously Awarded Compensation), each listed issuer that does not qualify for an exemption set forth in such rule is required to adopt the recovery policy required thereunder ("Recovery Policy").

Please select the appropriate certification applicable to the Issuer.

As an authorized officer of the Issuer and as required by Section 303A.14 of the Manual, as of the date hereof:

◯ I hereby confirm that the Issuer has adopted a Recovery Policy.

Alternatively,

◯ I hereby confirm that the Issuer qualifies as an exempt issuer as provided by Section 303A.14(d) of the Manual and is relying on the following exemption from the requirements to adopt a Recovery Policy:

or

◯ I hereby confirm that the Issuer has not adopted a Recovery Policy and is noncompliant. Please explain the reasons below and explain how and when the Issuer intends to comply with this requirement.

Authorized Issuer Officer Signature

I am an authorized officer at the Issuer and have the legal authority to provide the information and make the confirmations contained herein. I hereby certify that all information contained herein is true and correct to the best of my knowledge as of the date hereof.

By (name)	Title	Submitted Date
		—

Initial Listing Applications

[Company Name]: Operating Company - Prospect - NYSE

Written Response to Clearance Letter | Listing Agreement | Original Listing Application | Application Materials | PDF Download

Initial Listing Application Status

Cleared

Registered Name

[Company Name]

Exchange

NYSE

Initial Listing Application Progress

Written Response to Clearance Letter — Listing Agreement — Original Listing Application

Application Checklist

Download Initial Listing Application Checklist

Documents to be Uploaded

Counsel Representation Letter

—

Choose Files No file chosen

Add Link(s)

Underwriter/Financial Advisor Letter or Shareholder Report(s)

—

Choose Files No file chosen

Add Link(s)

Exhibit 5.1 Opinion of Counsel (if N/A, a Good Standing Certificate)

—

Choose Files No file chosen

Add Link(s)

Form 8-A / 10 / 40-F / 20-F

—

Choose Files No file chosen

Add Link(s)

Charter

—

Choose Files No file chosen

Add Link(s)

By Laws

—

Choose Files No file chosen

Add Link(s)

Board Resolutions

—

Choose Files No file chosen

Add Link(s)

Other

—

Choose Files No file chosen

Add Link(s)

Remarks/Comments on documents/links attached above

Affirmation(s) to be Completed Electronically in Listing Manager

Written Affirmation

63472 - Written Affirmation - [Company Name] - NYSE

Recovery Policy Affirmations

4475 - Recovery Policy Affirmation - [Company Name] - NYSE - 2026

Letters

Clearance Letter

—

Authorization Letter

—

Initial Listing Applications

[Company Name]: Operating Company - Prospect - NYSE

Written Response to Clearance Letter | Listing Agreement | Original Listing Application | Application Materials | PDF Download

Initial Listing Application Status

Cleared

Registered Name

[Company Name]

Exchange

NYSE

Initial Listing Application Progress

Written Response to Clearance Letter — Listing Agreement — Original Listing Application

Application Checklist

Download Initial Listing Application Checklist

Documents to be Uploaded

Counsel Representation Letter

—

Choose Files No file chosen

Add Link(s)

Underwriter/Financial Advisor Letter or Shareholder Report(s)

—

Choose Files No file chosen

Add Link(s)

Exhibit 5.1 Opinion of Counsel (if N/A, a Good Standing Certificate)

—

Choose Files No file chosen

Add Link(s)

Home Country Opinion

—

Choose Files No file chosen

Add Link(s)

Form 8-A / 10 / 40-F / 20-F

—

Choose Files No file chosen

Add Link(s)

Charter

—

Choose Files No file chosen

Add Link(s)

By Laws

—

Choose Files No file chosen

Add Link(s)

Board Resolutions

—

Choose Files No file chosen

Add Link(s)

Deposit Agreement

—

Choose Files No file chosen

Add Link(s)

Depositary Listing Agreement

—

Choose Files No file chosen

Add Link(s)

Other

—

Choose Files No file chosen

Add Link(s)

Remarks/Comments on documents/links attached above

Affirmation(s) to be Completed Electronically in Listing Manager

Written Affirmation

63470 - Written Affirmation - [Company Name] - NYSE

Recovery Policy Affirmations

4473 - Recovery Policy Affirmation - [Company Name] - NYSE - 2026

Letters

Clearance Letter

—

Authorization Letter

—

Registered Name

<Insert Issuer Name>

Exchange

NYSE

Original Listing Application and Agreement

Entries made below will be transferred to the Listing Application and Listing Agreement documents which can be viewed/downloaded from the "PDF Download" tab at any time after saving this form

1. Corporate Information

A. General Corporate Information

Corporation or Trust Name ("Issuer")

Address Information

Address of Principal Executive Offices

City

Country

Select...

(address line 2)

(address line 3)

Zip Code

State

Select...

Company Phone #

Company Website

Contact Detail

Full Name

Title

Phone

Email

Other Information

Country of Incorporation

Select...

State of Incorporation

Select...

Date of Incorporation

YYYY-MM-DD

Edgar CIK No

SEC '33 Act File No

SEC '40 Act File No

Foreign Private Issuer

------ ×

Fiscal Year End

Select... Select...

B. Corporate Contacts

Role

Primary Contact with respect to Listing Application ×

Full Name | Phone | Email

Address | City | Country: Select...

(address line 2) | *(address line 3)* | Zip Code | State: Select...

Role

Outside Counsel Contact

Full Name | Phone | Email

Address | City | Country: Select...

(address line 2) | *(address line 3)* | Zip Code | State: Select...

Role

Investment Banker/Financial Advisor

Full Name | Phone | Email

Address | City | Country: Select...

(address line 2) | *(address line 3)* | Zip Code | State: Select...

C. Board Members

Does the Issuer rely on an exemption from 1934 Act Rule 10A-3?

Name	Title	Firm/Affiliation	Is Independent Board Member?	Is 10A-3 Independent?	Audit Committee	Audit start date	Board start date	Delete
			Select...	Select...	☐	YYYY-MI	YYYY-MI	☐
			Select...	Select...	☐	YYYY-MI	YYYY-MI	☐

Name	Title	Firm/Affiliation	Is Independent Board Member?	Is 10A-3 Independent?	Audit Committee	Audit start date	Board start date	Delete
			Select...	Select...	☐	YYYY-MM	YYYY-MM	☐

Add

2. Securities to be Listed

Transaction Type

New ETP Listing - Investment Company Units (19b-4 Filing)

Expected Listing Date/Effective Date

YYYY-MM-DD

Transfer From Another Exchange?

Select...

Symbol

Registered Security Name

CUSIP

Index / Reference Asset Name

Index / Reference Asset Provider

Index / Reference Asset Symbol

Adviser

Sub adviser

Transaction Description

Regulation M Exemptive Relief Letter

Statements of Representation

In support of this application, the issuer:

1. represents that it seeks to list the above referenced security under NYSE Rule 5.2(j)(3);
2. represents that a CUSIP number identifying the above security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the 1934 Act;
3. represents that, upon listing, the above security will meet applicable NYSE distribution requirements;
4. represents that certificates for the above security will not be issued as the security is required by the NYSE to be book-entry only;
5. represents that, effective immediately upon listing, the index underlying the above security will be calculated and disseminated via a major market data vendor with sufficient frequency for its type as required by applicable NYSE rules;
6. represents that, effective immediately upon listing, the Net Asset Value per share of the security will be calculated daily and the Net Asset Value and Disclosed Portfolio (if applicable) for the security will be made available to all market participants at the same time;
7. represents that, effective immediately upon listing, the Intraday Indicative Value per share of the security will be disseminated at least every 15 seconds during the Core Trading Session (9:30 to 4 p.m. Eastern Time) via a major market vendor;

8. is providing copies of the registration statement on Form 8-A and prospectus and/or pricing supplement for the security as filed with the Securities and Exchange Commission;
9. represents that it is relying on the above referenced letter from the SEC providing the necessary relief from Regulation M of the Securities and Exchange Act of 1934.
10. understands and acknowledges that all statements and representations contained in Securities and Exchange Commission Order Granting Approval to list and trade the above security regarding (i) the description of the index, portfolio or reference asset, (ii) limitations on index or portfolio holdings or reference assets, or (iii) the applicability of NYSE listing rules specified in such Approval Order shall constitute continued listing requirements for listing the securities on the NYSE;
11. represents that it will advise the NYSE of any failure by the above security to comply with applicable continued listing requirements as set forth in NYSE rules and the applicable Securities and Exchange Approval Order; and
12. represents that, upon request, it will provide the NYSE with index or portfolio data, as the case may be, relating to the security (in a format acceptable to the NYSE) in order to demonstrate its ongoing compliance with the applicable continued listing requirements.

I acknowledge the above to be true

☐

Transaction Type

New ETP Listing - Investment Company Units (Generic) ×

Expected Listing Date/Effective Date

YYYY-MM-DD

Transfer From Another Exchange?

Select...

Symbol

Registered Security Name

CUSIP

Index / Reference Asset Name

Index / Reference Asset Provider

Index / Reference Asset Symbol

Adviser

Sub adviser

Transaction Description

Regulation M Exemptive Relief Letter

Statements of Representation

In support of this application, the issuer:

1. represents that it seeks to list the above referenced security under NYSE Rule 5.2(j)(3);
2. represents that a CUSIP number identifying the above security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the 1934 Act;
3. represents that, upon listing, the above security will meet applicable NYSE distribution requirements;
4. represents that certificates for the above security will not be issued as the security is required by the NYSE to be book-entry only;
5. represents that, effective immediately upon listing, the index underlying the above security will be calculated and disseminated via a major market data vendor with sufficient frequency for its type as required by applicable NYSE rules;

6. represents that, effective immediately upon listing, the Net Asset Value per share of the security will be calculated daily and the Net Asset Value and Disclosed Portfolio (if applicable) for the security will be made available to all market participants at the same time;
7. represents that, effective immediately upon listing, the Intraday Indicative Value per share of the security (if applicable) will be disseminated at least every 15 seconds during the Core Trading Session (9:30 to 4 p.m. Eastern Time) via a major market vendor;
8. is providing copies of the registration statement on Form 8-A and prospectus and/or pricing supplement for the security as filed with the Securities and Exchange Commission;
9. represents that the provisions of NYSE Rules 5.2(j)(3) and 5.5(g)(2) applicable to the above security will be complied with on a continual basis;
10. represents that it will test the index underlying the above security for compliance with the applicable continued listing standards contained in NYSE Rule 5.2(j)(3) on each date that such index is rebalanced or reconstituted, and in no event less than quarterly;
11. represents that it will advise the NYSE of any failure by the above security to comply with applicable continued listing requirements as set forth in the NYSE Rules 5.2(j)(3) and 5.5(g)(2);
12. represents that, upon request, it will provide the NYSE with an index constituent file relating to the above referenced security (in a format acceptable to the NYSE) in order to demonstrate its ongoing compliance with the applicable continued listing requirements; and
13. represents that it is relying on the above referenced letter from the SEC providing the necessary relief from Regulation M of the Securities and Exchange Act of 1934.

I acknowledge the above to be true

☐

Transaction Type

New ETP Listing - Exchange Traded Notes (Generic)

Expected Listing Date/Effective Date

YYYY-MM-DD

Transfer From Another Exchange?

Select...

Symbol

Registered Security Name

CUSIP

Index / Reference Asset Name

Index / Reference Asset Provider

Index / Reference Asset Symbol

Adviser

Sub adviser

Transaction Description

Regulation M Exemptive Relief Letter

Statements of Representation

In support of this application, the issuer:

1. represents that it seeks to list the above referenced security under NYSE Rule 5.2(j)(6);
2. represents that a CUSIP number identifying the above security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the 1934 Act;
3. represents that, upon listing, the above security will meet applicable NYSE distribution requirements;

4. represents that certificates for the above security will not be issued as the security is required by the NYSE to be book-entry only;
5. represents that, effective immediately upon listing, the index (if any) or other reference asset underlying the above security will be calculated and disseminated via a major market data vendor with sufficient frequency for its type as required by applicable NYSE rules;
6. represents that, effective immediately upon listing, the Intraday Indicative Value per share of the security (if applicable) will be disseminated at least every 15 seconds during the Core Trading Session (9:30 to 4 p.m. Eastern Time) via a major market vendor;
7. is providing copies of the registration statement on Form 8-A and prospectus and/or pricing supplement for the security as filed with the Securities and Exchange Commission;
8. represents that the provisions of NYSE Rule 5.2(j)(6) applicable to the above security will be complied with on a continual basis;
9. represents that it will test the index underlying the above security for compliance with the applicable continued listing standards contained in NYSE Rule 5.2(j)(6) on each date that such index is rebalanced or reconstituted, and in no event less than quarterly;
10. represents that it will advise the NYSE of any failure by the above security to comply with applicable continued listing requirements as set forth in the NYSE Rule 5.2(j)(6);
11. represents that, upon request, it will provide the NYSE with an index constituent file relating to the above referenced security (in a format acceptable to the NYSE) in order to demonstrate its ongoing compliance with the applicable continued listing requirements; and
12. represents that it is relying on the above referenced letter from the SEC providing the necessary relief from Regulation M of the Securities and Exchange Act of 1934.

I acknowledge the above to be true

☐

Transaction Type

New ETP Listing - Exchange Traded Fund Shares ×

Expected Listing Date/Effective Date

YYYY-MM-DD

Transfer From Another Exchange?

Select...

Symbol

Registered Security Name

CUSIP

If the security being listed tracks an underlying Index/Reference Asset, please provide the following information. If not applicable, please enter N/A

Index / Reference Asset Name

Index / Reference Asset Provider

Index / Reference Asset Symbol

Adviser

Sub adviser

Transaction Description

Statements of Representation

In support of this application, the issuer:

1. represents that it seeks to list the above referenced security under NYSE Rule 5.2(j)(8);
2. represents that it is eligible to operate in reliance on Rule 6c-11 under the Investment Company Act of 1940 (“Rule 6c-11”);
3. represents that a CUSIP number identifying the above referenced security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the Securities Exchange Act of 1934;
4. represents that certificates for the above referenced security will not be issued as the security is required by the NYSE to be book-entry only;
5. is providing copies of the registration statement on Form 8-A and prospectus for the above-referenced security as filed with the Securities and Exchange Commission;

6. represents that, effective immediately upon listing, the Net Asset Value per share of the above-referenced security will be calculated daily and will be made available to all market participants at the same time;
7. represents that, upon listing, it will comply with the applicable distribution requirements of NYSE Rule 5.2(j)(8);
8. ~~represents that it will comply with the website disclosure requirements contained in Rule 6c-11 on a continuing basis;~~
9. represents that it will promptly notify the NYSE if (i) it is no longer eligible to operate in reliance on Rule 6c-11, (ii) it is materially noncompliant with any of the requirements of Rule 6c-11, or (iii) it is not in compliance with any of the requirements of NYSE Rule 5.2(j)(8); and
10. represents that it will provide the NYSE with periodic certification that the above referenced security is in compliance with the requirements of Rule 6c-11.

I acknowledge the above to be true

☐

Transaction Type

New ETF Listing - Class ETF Shares ×

Expected Listing Date/Effective Date

YYYY-MM-DD

Transfer From Another Exchange?

Select...

Symbol

Registered Security Name

CUSIP

If the security being listed tracks an underlying Index/Reference Asset, please provide the following information. If not applicable, please enter N/A

Index / Reference Asset Name

Index / Reference Asset Provider

Index / Reference Asset Symbol

Adviser

Sub adviser

Transaction Description

Statements of Representation

In support of this application, the issuer:

1. represents that it is an open-end management company that:
   i. pursuant to Multi-Class Fund Exemptive Relief, issues Class ETF Shares and one or more classes of shares that are not exchange traded; and
   ii. is in compliance with the conditions and requirements of such Multi-Class Fund Exemptive Relief.
2. represents that the above referenced security is an ETF Class (as defined in the Exchange's rules for Class ETF Shares) that is eligible to operate in reliance on Rule 6c-11 under the Investment Company Act of 1940 ("Rule 6c-11") (as may be modified by the above referenced Multi-Class Fund Exemptive Relief);
3. represents that a CUSIP number identifying the above-referenced security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the Securities Exchange Act of 1934;
4. represents that certificates for the above-referenced security will not be issued as the security is required by the Exchange to be book-entry only;
5. is providing copies of the registration statement on Form 8-A and prospectus for the above-referenced security as filed with the Securities and Exchange Commission;
6. represents that, upon listing, it will comply with the applicable distribution requirements of the Exchange's rules for Class ETF Shares and such additional requirements, if any, as may be imposed by any applicable Securities and Exchange Commission Order Granting Approval to list and trade the above security;
7. represents that it will comply with the applicable website disclosure requirements contained in Rule 6c-11 on a continuing basis;
8. represents that it will promptly notify NYSE Regulation if (i) it is no longer eligible to operate the above-referenced security as an exchange-traded fund pursuant to, or is otherwise no longer in compliance with the terms and conditions of, the above-referenced Multi-Class Fund Exemptive Relief; or (ii) the

above-referenced security is no longer in compliance with the conditions and requirements of Rule 6c-11 under the Investment Company Act of 1940, except as noted in such Multi-Class Fund Exemptive Relief; or (iii) any of the listing requirements set forth in the Exchange's rules for Class ETF Shares are not continuously maintained;

9. understands and acknowledges that all statements and representations contained in any applicable Securities and Exchange Commission Order Granting Approval to list and trade the above security regarding (i) the description of the index, portfolio or reference asset, (ii) limitations on index or portfolio holdings or reference assets, or (iii) the applicability of NYSE listing rules specified in any such Approval Order shall constitute continued listing requirements for listing the securities on NYSE; and
10. represents that it will provide NYSE Regulation with periodic certification that the above-referenced security is in compliance with the applicable requirements of Rule 6c-11 and the above-referenced Multi-Class Fund Exemptive Relief.

I acknowledge the above to be true

☐

Transaction Type

New ETP Listing - Commodity Based Trust Shares (19b-4 Filing) ×

Expected Listing Date/Effective Date

YYYY-MM-DD

Transfer From Another Exchange?

Select...

Symbol

Registered Security Name

CUSIP

Index / Reference Asset Name

Index / Reference Asset Provider

Index / Reference Asset Symbol

Adviser

Sub adviser

Transaction Description

Regulation M Exemptive Relief Letter

Statements of Representation

In support of this application, the issuer:

1. represents that a CUSIP number identifying the above security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the 1934 Act;
2. represents that, upon listing, the above security will meet applicable NYSE distribution requirements;
3. represents that certificates for the above security will not be issued as the security is required by the NYSE to be book-entry only;
4. represents that, effective immediately upon listing, the Net Asset Value per share (if applicable) of the security will be calculated daily and the Net Asset Value and Disclosed Portfolio (if applicable) for the security will be made available to all market participants at the same time;
5. represents that, effective immediately upon listing, the Intraday Indicative Value per share of the security (if applicable) will be disseminated at least every 15 seconds during the Core Trading Session (9:30 to 4 p.m. Eastern Time) via a major market vendor;
6. is providing copies of the registration statement on Form 8-A and prospectus and/or pricing supplement for the security as filed with the Securities and Exchange Commission;

7. represents that it is relying on the above referenced letter from the SEC providing the necessary relief from Regulation M of the Securities and Exchange Act of 1934.
8. understands and acknowledges that all statements and representations contained in Securities and Exchange Commission Order Granting Approval to list and trade the above security regarding (i) the description of the index, portfolio or reference asset, (ii) limitations on index or portfolio holdings or reference assets, or (iii) the applicability of NYSE listing rules specified in such Approval Order shall constitute continued listing requirements for listing the securities on the NYSE;
9. represents that it will advise the NYSE of any failure by the above security to comply with applicable continued listing requirements as set forth in the NYSE rules and the applicable Securities and Exchange Approval Order; and
10. represents that, upon request, it will provide the NYSE with index or portfolio data, as the case may be, relating to the security (in a format acceptable to the NYSE) in order to demonstrate its ongoing compliance with the applicable continued listing requirements.

I acknowledge the above to be true

☐

Transaction Type

New ETP Listing - Commodity Based Trust Shares (Generic) ×

Expected Listing Date/Effective Date

YYYY-MM-DD

Transfer From Another Exchange?

Select...

Symbol

Registered Security Name

CUSIP

Index / Reference Asset Name

Index / Reference Asset Provider

Index / Reference Asset Symbol

Adviser

Sub adviser

Transaction Description

Regulation M Exemptive Relief Letter

Statements of Representation

In support of this application, the issuer:

1. represents that a CUSIP number identifying the above security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the 1934 Act;
2. represents that, upon listing, the above security will meet the applicable distribution requirements of NYSE, NYSE Arca, or NYSE Texas (the "Exchange"), as applicable;
3. represents that certificates for the above security will not be issued as the security is required by the Exchange to be book-entry only;
4. represents that, effective immediately upon listing, the Net Asset Value per share (if applicable) of the security will be calculated daily and the Net Asset Value and Disclosed Portfolio (if applicable) for the security will be made available to all market participants at the same time;
5. represents that, effective immediately upon listing, the Intraday Indicative Value per share of the security (if applicable) will be disseminated at least every 15 seconds during the Core Trading Session (9:30 to 4 p.m. Eastern Time) via a major market vendor;

6. is providing copies of the registration statement on Form 8-A and prospectus and/or pricing supplement for the security as filed with the Securities and Exchange Commission;
7. represents that it is relying on the above referenced letter from the SEC providing the necessary relief from Regulation M of the Securities and Exchange Act of 1934.
8. represents that it will advise NYSE Regulation of any failure by the above security to comply with the applicable continued listing requirements as set forth in the applicable Exchange's rules; and
9. represents that, upon request, it will provide NYSE Regulation with index or portfolio data, as the case may be, relating to the security (in a format acceptable to NYSE Regulation) in order to demonstrate its ongoing compliance with the applicable continued listing requirements.

I acknowledge the above to be true

☐

Transaction Type

New ETP Listing - Managed Fund Shares (Generic)

Expected Listing Date/Effective Date

YYYY-MM-DD

Transfer From Another Exchange?

Select...

Symbol

Registered Security Name

CUSIP

Adviser

Sub adviser

Transaction Description

Regulation M Exemptive Relief Letter

Statements of Representation

In support of this application, the issuer:

1. represents that it seeks to list the above referenced security under NYSE Rule 8.600;
2. represents that a CUSIP number identifying the above security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the 1934 Act;
3. represents that, upon listing, the above security will meet applicable NYSE distribution requirements;
4. represents that certificates for the above security will not be issued as the security is required by the NYSE to be book-entry only;
5. represents that, effective immediately upon listing, the Net Asset Value per share of the security will be calculated daily and the Net Asset Value and Disclosed Portfolio for the security will be made available to all market participants at the same time;
6. represents that, effective immediately upon listing, the Intraday Indicative Value per share of the security will be disseminated at least every 15 seconds during the Core Trading Session (9:30 to 4 p.m. Eastern Time) via a major market vendor;
7. is providing copies of the registration statement on Form 8-A and prospectus and/or pricing supplement for the security as filed with the Securities and Exchange Commission;
8. represents that it is relying on the above referenced letter from the SEC providing the necessary relief from Regulation M of the Securities and Exchange Act of 1934.
9. Represents that the provisions of NYSE Rule 8.600 applicable to the above security will be complied with on a continual basis;

10. represents that it will advise NYSE of any failure by the above security to comply with applicable continued listing requirements as set forth in the NYSE Rule 8.600; and
11. represents that, upon request, it will provide the NYSE with portfolio data relating to the above referenced security (in a format acceptable to the NYSE) in order to demonstrate its ongoing compliance with the applicable continued listing requirements.

I acknowledge the above to be true

☐

Transaction Type

New ETP Listing - Managed Fund Shares (19b-4 Filing)

Expected Listing Date/Effective Date

YYYY-MM-DD

Transfer From Another Exchange?

Select...

Symbol

Registered Security Name

CUSIP

Adviser

Sub adviser

Transaction Description

Regulation M Exemptive Relief Letter

Statements of Representation

In support of this application, the issuer:

1. represents that it seeks to list the above referenced security under NYSE Rule 8.600;
2. represents that a CUSIP number identifying the above security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the 1934 Act;
3. represents that, upon listing, the above security will meet applicable NYSE distribution requirements;
4. represents that certificates for the above security will not be issued as the security is required by the NYSE to be book-entry only;
5. represents that, effective immediately upon listing, the Net Asset Value per share (if applicable) of the security will be calculated daily and the Net Asset Value and Disclosed Portfolio (if applicable) for the security will be made available to all market participants at the same time;
6. represents that, effective immediately upon listing, the Intraday Indicative Value per share of the security (if applicable) will be disseminated at least every 15 seconds during the Core Trading Session (9:30 to 4 p.m. Eastern Time) via a major market vendor;
7. is providing copies of the registration statement on Form 8-A and prospectus and/or pricing supplement for the security as filed with the Securities and Exchange Commission;
8. represents that it is relying on the above referenced letter from the SEC providing the necessary relief from Regulation M of the Securities and Exchange Act of 1934.
9. understands and acknowledges that all statements and representations contained in Securities and Exchange Commission Order Granting Approval to list and trade the above security regarding (i) the description of the index, portfolio or reference asset, (ii) limitations on index or portfolio holdings or reference assets, or (iii) the applicability of NYSE listing rules specified in such Approval Order shall constitute continued listing requirements for listing the securities on the NYSE;

10. represents that it will advise the NYSE of any failure by the above security to comply with applicable continued listing requirements as set forth in the NYSE rules and the applicable Securities and Exchange Approval Order; and
11. represents that, upon request, it will provide the NYSE with index or portfolio data, as the case may be, relating to the security (in a format acceptable to the NYSE) in order to demonstrate its ongoing compliance with the applicable continued listing requirements.

I acknowledge the above to be true

☐

Transaction Type

New ETP Listing - Active Proxy Portfolio Shares (19b-4 Filing)

Expected Listing Date/Effective Date

YYYY-MM-DD

Transfer From Another Exchange?

Select...

Symbol

Registered Security Name

CUSIP

Adviser

Sub adviser

Transaction Description

Exemptive Order Number

Statements of Representation

In support of this application, the issuer:

1. represents that it seeks to list the above referenced security under NYSE Rule 8.601 and understands that, if accepted for listing under such rule, the Trust and the Fund must comply on an ongoing basis with the continued listing standards set forth in NYSE Rules 5 and 8.601 as may be amended from time to time;
2. represents that a CUSIP number identifying the above referenced security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the Securities Exchange Act of 1934;
3. represents that certificates for the above referenced security will not be issued as the security is required by NYSE to be book-entry only;
4. is providing copies of the registration statement on Form 8-A and prospectus for the above-referenced security as filed with the Securities and Exchange Commission;
5. represents that, effective immediately upon listing, the Net Asset Value per share of the above-referenced security will be calculated daily and will be made available to all market participants at the same time;
6. represents that, effective immediately upon listing, the Proxy Portfolio (as defined in NYSE Rule 8.601) shall be made publicly available on the issuer's website at least once daily and shall be made available to all market participants at the same time;
7. represents that the Actual Portfolio (as defined in NYSE Rule 8.601) shall be publicly disseminated within at least 60 days following the end of every fiscal quarter and shall be made publicly available to all market participants at the same time;
8. represents that, upon listing, it will comply with the applicable distribution requirements of NYSE Rule 8.601;
9. understands and acknowledges that all statements and representations contained in Securities and Exchange Commission Order Granting Approval to list and trade the above security regarding (i) the description of the portfolio, (ii) limitations on portfolio holdings, or (iii) the applicability of NYSE listing rules specified in such Approval Order shall constitute continued listing requirements for listing the securities on NYSE;

10. represents that is will promptly advise NYSE if it is noncompliant with the conditions of any applicable exemptive order or no-action relief granted to the issuer by the Securities Exchange Commission or its staff;
11. represents that it will promptly advise NYSE of any failure by the above security to comply with applicable continued listing requirements as set forth in the NYSE rules and the applicable Securities and Exchange Approval Order;
12. represents that any person acting on behalf of the Fund will comply with Regulation Fair Disclosure under the Securities Exchange Act of 1934, including with respect to any Custom Basket (as defined in NYSE Rule 8.601);
13. represents that with respect to each Custom Basket utilized by the Fund (if any), each business day, before the opening of trading in the Core Trading Session (as defined in NYSE Rule 7.34(a)), the Issuer shall make publicly available on its website the composition of any Custom Basket transacted on the previous business day, except a Custom Basket that differs from the applicable Proxy Portfolio only with respect to cash; and
14. represents that any person or entity that has access to non-public information regarding any Custom Basket, the Actual Portfolio or the Proxy Portfolio, or changes thereto is subject to procedures reasonably designed to prevent the use and dissemination of material non-public information regarding any Custom Basket, the Actual Portfolio or the Proxy Portfolio, or changes thereto; moreover, if any such person or entity is registered as a broker-dealer or affiliated with a broker-dealer, such person or entity will erect and maintain a “fire-wall” between the person or entity and the broker-dealer with respect to access to information concerning the composition of any Custom Basket, the Actual Portfolio and Proxy Portfolio, or changes thereto.

I acknowledge the above to be true

☐

Transaction Type

New ETP Listing - Managed Portfolio Shares (19b-4 Filing)

Expected Listing Date/Effective Date

YYYY-MM-DD

Transfer From Another Exchange?

Select...

Symbol

Registered Security Name

CUSIP

Adviser

Sub adviser

Transaction Description

Exemptive Order Number

Statements of Representation

In support of this application, the issuer:

1. represents that it seeks to list the above referenced security under NYSE Rule 8.900 and understands that, if accepted for listing under such rule, the Trust and the Fund must comply on an ongoing basis with the continued listing standards set forth in NYSE Rules 5 and 8.900 as may be amended from time to time;
2. represents that a CUSIP number identifying the above referenced security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the Securities Exchange Act of 1934;
3. represents that certificates for the above referenced security will not be issued as the security is required by NYSE to be book-entry only;
4. is providing copies of the registration statement on Form 8-A and prospectus for the above-referenced security as filed with the Securities and Exchange Commission;

5. represents that, effective immediately upon listing, the Net Asset Value per share of the above-referenced security will be calculated daily and will be made available to all market participants at the same time;
6. represents that, effective immediately upon listing, the Verified Intraday Indicative Value per share of the security will be disseminated in one second intervals during the Core Trading Session (9:30 to 4 p.m. Eastern Time) by a major market data vendor;
7. represents that the fund's portfolio holdings shall be made available on at least a quarterly basis and shall be made publicly available to all market participants at the same time;
8. represents that, upon listing, it will comply with the applicable distribution requirements of NYSE Rule 8.900;
9. understands and acknowledges that all statements and representations contained in Securities and Exchange Commission Order Granting Approval to list and trade the above security regarding (i) the description of the portfolio, (ii) limitations on portfolio holdings, or (iii) the applicability of NYSE listing rules specified in such Approval Order shall constitute continued listing requirements for listing the securities on NYSE;
10. represents that is will promptly advise NYSE if it is noncompliant with the conditions of any applicable exemptive order or no-action relief granted to the issuer by the Securities Exchange Commission or its staff;
11. represents that it will promptly advise NYSE of any failure by the above security to comply with applicable continued listing requirements as set forth in the NYSE rules and the applicable Securities and Exchange Approval Order; and
12. represents that any person or entity that has access to non-public information regarding the Fund's portfolio or the Creation Basket (as defined in NYSE Rule 8.900) or changes thereto is subject to procedures reasonably designed to prevent the use and dissemination of material non-public information regarding the Fund's portfolio or the Creation Basket or changes thereto; Moreover, if any such person or entity is registered as a broker-dealer or affiliated with a broker-dealer, such person or entity will erect and maintain a "fire-wall" between the person or entity and the broker-dealer with respect to access to information concerning the composition of the Fund's portfolio or the Creation Basket or changes thereto.

I acknowledge the above to be true

☐

Transaction Type

New ETP Listing - Other Security Type (19b-4 Filing)

Expected Listing Date/Effective Date

YYYY-MM-DD

Transfer From Another Exchange?

Select...

Symbol

Registered Security Name

CUSIP

Index / Reference Asset Name

Index / Reference Asset Provider

Index / Reference Asset Symbol

Adviser

Sub adviser

Transaction Description

Regulation M Exemptive Relief Letter

Statements of Representation

In support of this application, the issuer:

1. represents that a CUSIP number identifying the above security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the 1934 Act;
2. represents that, upon listing, the above security will meet applicable NYSE distribution requirements;
3. represents that certificates for the above security will not be issued as the security is required by the NYSE to be book-entry only;
4. represents that, effective immediately upon listing, the Net Asset Value per share (if applicable) of the security will be calculated daily and the Net Asset Value and Disclosed Portfolio (if applicable) for the security will be made available to all market participants at the same time;
5. represents that, effective immediately upon listing, the Intraday Indicative Value per share of the security (if applicable) will be disseminated at least every 15 seconds during the Core Trading Session (9:30 to 4 p.m. Eastern Time) via a major market vendor;
6. is providing copies of the registration statement on Form 8-A and prospectus and/or pricing supplement for the security as filed with the Securities and Exchange Commission;
7. represents that it is relying on the above referenced letter from the SEC providing the necessary relief from Regulation M of the Securities and Exchange Act of 1934.
8. understands and acknowledges that all statements and representations contained in Securities and Exchange Commission Order Granting Approval to list and trade the above security regarding (i) the description of the index, portfolio or reference asset, (ii) limitations on index or portfolio holdings or reference assets, or (iii) the applicability of NYSE listing rules specified in such Approval Order shall constitute continued listing requirements for listing the securities on the NYSE;
9. represents that it will advise the NYSE of any failure by the above security to comply with applicable continued listing requirements as set forth in the NYSE rules and the applicable Securities and Exchange Approval Order; and
10. represents that, upon request, it will provide the NYSE with index or portfolio data, as the case may be, relating to the security (in a format acceptable to the NYSE) in order to demonstrate its ongoing compliance with the applicable continued listing requirements.

I acknowledge the above to be true

☐

3. Securities Exchange Act of 1934 Exemptive Relief

Please indicate the method by which the Issuer will achieve the no-action/exemptive relief necessary to operate as a listed Exchange Traded Product. All conditions to the no-action/exemptive relief are required to be met upon commencement of trading on NYSE.

4. Additional Information

A. Exchange Requirements for Listing Consideration

To be considered for listing, the applicant issuer must meet the Exchange's minimum listing requirements. The Exchange has broad discretion regarding the listing of any security. Thus, the Exchange may deny listing or apply additional or more stringent criteria based on any event, condition, or circumstance that makes the listing of an applicant issuer's security inadvisable or unwarranted in the opinion of the Exchange. Such determination can be made even if the applicant issuer meets the Exchange's listing standards. In connection with the review of any listing application, the Exchange reserves the right to request such additional public or non-public information or documentation as it may deem necessary and appropriate to make a determination regarding the listing eligibility of the applicant issuer's security, including, but not limited to, any material provided to or received from the Securities and Exchange Commission or other appropriate regulatory authority.

B. Regulatory Review

The Issuer must provide the Exchange with a letter from counsel, certifying that, to the company's knowledge, no officer*, board member, or non-institutional shareholder with greater than 10% ownership of the Issuer or a security to be listed has been convicted of a felony or misdemeanor relating to financial issues (e.g., embezzlement, fraud, theft) during the past ten years. To the extent that an officer, board member, or non-institutional shareholder with greater than 10% ownership of the company has been so convicted, provide a detailed description of all such matters. In addition to reviewing this letter, the Exchange will review background materials available to it regarding the aforementioned individuals as part of the eligibility review process.

* As such term is defined in Rule 16a-1(f) under the Securities Exchange Act of 1934, or any successor rule.

5. Attestation

The undersigned attests that, at the time of the filing of this application, the Issuer is deemed to have read and understood the Exchange's listing rules and requirements and, if approved for listing, intends to comply with all applicable listing rules and requirements on an ongoing basis. Further, the undersigned certifies that, to the best of his or her knowledge and belief, the information contained within this application and any materials provided to the Exchange in support of this application are true and correct.

6. Listing Agreement

The undersigned, being a duly authorized officer of [1], does hereby certify that this application and agreement are made pursuant to resolutions adopted by the Issuer's governing body to list the above securities on New York Stock Exchange ("Exchange"):

1. The Applicant Issuer certifies that it understands and agrees to comply with all current and future rules, listing standards, procedures and policies of the Exchange as they may be amended from time to time.
2. The Applicant Issuer agrees to promptly notify the Exchange in writing of any corporate action or other event which will cause the Applicant Issuer to cease to be in compliance with Exchange listing requirements.
3. The Applicant Issuer agrees to list on the Exchange all subsequent amounts of the security(s) to be listed which may be issued or authorized for issuance.
4. The Applicant Issuer agrees to furnish to the Exchange on demand such information concerning the Applicant Issuer as the Exchange may reasonably request.
5. For purposes of publicity related to the Applicant Issuer's listing on the Exchange, the Applicant Issuer authorizes the Exchange to use the Applicant Issuer's corporate logos, web site address, trade names, and trade/service marks in order to convey quotation information, transactional reporting information and any other information related to the Applicant Issuer's listing on the Exchange.
6. The Applicant Issuer indemnifies the Exchange and holds it harmless from any third party rights and/or claims arising out of the Exchange's or any affiliate's use of the Applicant Issuer's corporate logos, web site address, trade names, trade/service marks and/or the trading symbol used by the Applicant Issuer.
7. The Applicant Issuer will maintain a transfer agent and a registrar, as necessary, which satisfy the applicable requirements set forth in Section 601.00 of the Manual et seq.
8. The Applicant Issuer agrees to pay when due all fees associated with its listing of securities on the Exchange, in accordance with the Exchange's rules.
9. The Applicant Issuer agrees to file all required periodic financial reports with the SEC, including annual reports and, where applicable, quarterly or semi-annual reports, by the due dates established by the SEC.
10. The Applicant Issuer agrees to comply with all requirements under the federal securities laws and applicable SEC rules.
11. Nothing contained in or inferred from the listing agreement shall be construed as constituting the Applicant Issuer's contract for the continued listing of the Applicant Issuer's securities on the Exchange. The Applicant Issuer understands that the Exchange may, consistent with applicable laws and SEC rules, suspend its securities and commence delisting proceedings with or without prior notice to the Applicant Issuer, upon failure of the Applicant Issuer to comply with any one or more sections of the listing agreement, or when in its sole discretion, the Exchange shall determine that such suspension of dealings and delisting is in the public interest or otherwise warranted.
12. The Issuer acknowledges:

a. that the Exchange has broad discretion regarding the listing of any security and thus may deny listing or apply additional or more stringent criteria based on any event, condition, or circumstance that makes the listing of an Issuer's security inadvisable or unwarranted in the opinion of the Exchange and such determination can be made even if the Issuer meets the Exchange's listing standards.
b. that in connection with the review of this application and agreement, the Exchange reserves the right to request such additional public or non-public information or documentation as it may deem necessary and appropriate to make a determination regarding the listing eligibility of the Issuer's securities, including, but not limited to, any material provided to or received from the SEC or other appropriate regulatory authority.
c. that it must provide the Exchange with the supporting documents it requires for listing the type of security(ies) indicated above.

13. The Issuer hereby confirms that to its knowledge, no officer, board member, or non-institutional shareholder with greater than 10% ownership of the Trust or the Fund has been convicted of a felony or misdemeanor relating to financial issues (e.g., embezzlement, fraud, theft) in the past ten years. The term "officer" in the foregoing sentence is used as such term is defined by the Securities and Exchange Commission in Rule 16a-1(f) under the Securities Exchange Act of 1934, or any successor rule.

I certify that, to the best of my knowledge and belief, the information contained within this application and any materials provided to the Exchange in support of this application are true and correct.

On this 18th day of June, 2026 attests that it is in full agreement with the terms and conditions contained herein.

Electronic Signature

Required signatures must be in typed form rather than manual format. When used in connection with an electronic submission, the term "signature" means an electronic entry in the form of a magnetic impulse or other form of computer data compilation of any letters or series of letters or characters comprising a name, executed, adopted or authorized as a signature. Any person signing on behalf of another person represents that s/he has explicit authorization from such other person to do so.

Signed By	Title	Signed On
		—

Footnotes

1. In the event that the Issuer of the securities to be listed is an entity without officers and/or directors, the term “Issuer” as used herein shall encompass such entity as well as the entity responsible for its organization and/or continued management (its “Sponsor”).

Documents to be Uploaded

By Laws

—

Choose Files No file chosen

Add Link(s)

SEC Approval Order

—

Choose Files No file chosen

Add Link(s)

Board Resolution Authorizing Listing

—

Choose Files No file chosen

Add Link(s)

Other

—

Choose Files No file chosen

Add Link(s)

Index File(s)

—

Choose Files No file chosen

Add Link(s)

Form 8-A

—

Choose Files No file chosen

Add Link(s)

Certificate of Incorporation

—

Choose Files No file chosen

Add Link(s)

Broadridge Consent Form

—

Choose Files No file chosen

Add Link(s)

Transfer Agent Agreement

—

Choose Files No file chosen

Add Link(s)

ETP Representation Letter

—

Choose Files No file chosen

Add Link(s)

Firewall or Advisor Representation Letter **
(*Please download template (https://listingmanager.uat.nyse.com/static/slap-templates/Blanket%20Firewall%20Template%20for%20Exchange%20Traded%20Fund%20Shares%20June%202025.docx) and after filling out the required information please reattach/upload it*)**

—

Choose Files No file chosen

Add Link(s)

Supplemental Listing Application

—

Choose Files No file chosen

Add Link(s)

Prospectus

—

Choose Files No file chosen

Add Link(s)

Remarks/Comments on documents/links attached above

Recovery Policy Affirmations

—

Letters

Authorization Letter

—

Supplemental Listing Applications (/Supplemental-Listing-Applications/)

Application Number	Issuer	Exchange	Status
—		NYSE	

Transactions

Transaction Type

Change to Investment Company Units (Generic)

Expected Listing Date/Effective Date

YYYY-MM-DD

Security	Security Type	Symbol	CUSIP
Select...	—	—	—

Index / Reference Asset Name	Name	Index / Reference Asset Symbol	Index time zone
—	—	—	—

New Index / Reference Asset Name

New Index / Reference Asset Provider

New Index / Reference Asset Symbol

Adviser

Sub adviser

Transaction Description

Board Approval Date

YYYY-MM-DD

Regulation M Exemptive Relief Letter

Statements of Representation

In support of this application, the issuer:

1. represents that a CUSIP number identifying the above security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the 1934 Act;
2. represents that, upon listing, the above security will meet applicable NYSE distribution requirements;
3. ~~represents that certificates for the above security will not be issued as the security is required by the NYSE to be book-entry only;~~
4. represents that, effective immediately upon listing, the index underlying the above security will be calculated and disseminated via a major market data vendor with sufficient frequency for its type as required by applicable NYSE rules;
5. represents that, effective immediately upon listing, the Net Asset Value per share of the security will be calculated daily and the Net Asset Value and Disclosed Portfolio (if applicable) for the security will be made available to all market participants at the same time;
6. represents that, effective immediately upon listing, the Intraday Indicative Value per share of the security (if applicable) will be disseminated at least every 15 seconds during the Core Trading Session (9:30 to 4 p.m. Eastern Time) via a major market vendor;
7. is providing copies of the registration statement on Form 8-A and prospectus and/or pricing supplement for the security as filed with the Securities and Exchange Commission;
8. represents that the provisions of NYSE Rules 5.2(j)(3) and 5.5(g)(2) applicable to the above security will be complied with on a continual basis;
9. represents that it will test the index underlying the above security for compliance with the applicable continued listing standards contained in NYSE Rule 5.2(j)(3) on each date that such index is rebalanced or reconstituted, and in no event less than quarterly;
10. represents that it will advise the NYSE of any failure by the above security to comply with applicable continued listing requirements as set forth in the NYSE Rules 5.2(j)(3) and 5.5(g)(2);
11. represents that, upon request, it will provide the NYSE with an index constituent file relating to the above referenced security (in a format acceptable to the NYSE) in order to demonstrate its ongoing compliance with the applicable continued listing requirements; and
12. represents that it is relying on the above referenced letter from the SEC providing the necessary relief from Regulation M of the Securities and Exchange Act of 1934.

I acknowledge the above to be true

☐

Electronic Signature

Required signatures must be in typed form rather than manual format. When used in connection with an electronic submission, the term “signature” means an electronic entry in the form of a magnetic impulse or other form of computer data compilation of any letters or series of letters or characters comprising a name, executed, adopted or authorized as a signature. **Any person signing on behalf of another person represents that s/he has explicit authorization from such other person to do so.**

Signed By	**Title**	**Date**
		—

Supporting Documentation (*final documents not required at time of submission*)

Note: Please save attached documents prior to submitting the application.

Certified Board Resolution

—

Choose Files No file chosen

Add Link(s)

Prospectus or Pricing Supplement

—

Choose Files No file chosen

Add Link(s)

Firewall Representation**

(Please download template (https://listingmanager.uat.nyse.com/static/slap-templates/Blanket%20Firewall%20Template%20for%20Exchange%20Traded%20Fund%20Shares%20June%202025.docx) and after filling out the required information please reattach/upload it)

—

Choose Files No file chosen

Add Link(s)

Index Composition File within 30 days of the listing or effective date

—

Choose Files No file chosen

Add Link(s)

Index Methodology

—

Choose Files No file chosen

Add Link(s)

Other related document(s)

—

Choose Files No file chosen

Add Link(s)

Transaction Type

Change to Managed Fund Shares (19b-4 Filing) ×

Expected Listing Date/Effective Date

YYYY-MM-DD

Security	Security Type	Symbol	CUSIP
Select...	—	—	—

Index / Reference Asset Name	Name	Index / Reference Asset Symbol	Index time zone
—	—	—	—

Adviser

Sub adviser

Transaction Description

Board Approval Date

YYYY-MM-DD

Regulation M Exemptive Relief Letter

Statements of Representation

In support of this application, the issuer:

1. represents that a CUSIP number identifying the above security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the 1934 Act;
2. represents that, upon listing, the above security will meet applicable NYSE distribution requirements;
3. represents that certificates for the above security will not be issued as the security is required by the NYSE to be book-entry only;
4. represents that, effective immediately upon listing, the Net Asset Value per share (if applicable) of the security will be calculated daily and the Net Asset Value and Disclosed Portfolio (if applicable) for the security will be made available to all market participants at the same time;
5. represents that, effective immediately upon listing, the Intraday Indicative Value per share of the security (if applicable) will be disseminated at least every 15 seconds during the Core Trading Session (9:30 to 4 p.m. Eastern Time) via a major market vendor;
6. is providing copies of the registration statement on Form 8-A and prospectus and/or pricing supplement for the security as filed with the Securities and Exchange Commission;
7. represents that it is relying on the above referenced letter from the SEC providing the necessary relief from Regulation M of the Securities and Exchange Act of 1934.
8. understands and acknowledges that all statements and representations contained in Securities and Exchange Commission Order Granting Approval to list and trade the above security regarding (i) the description of the index, portfolio or reference asset, (ii) limitations on index or portfolio holdings or reference assets, or (iii) the applicability of NYSE listing rules specified in such Approval Order shall constitute continued listing requirements for listing the securities on the NYSE;
9. represents that it will advise the NYSE of any failure by the above security to comply with applicable continued listing requirements as set forth in the NYSE rules and the applicable Securities and Exchange Approval Order; and
10. represents that, upon request, it will provide the NYSE with index or portfolio data, as the case may be, relating to the security (in a format acceptable to the NYSE) in order to demonstrate its ongoing compliance with the applicable continued listing requirements.

I acknowledge the above to be true

☐

Electronic Signature

Required signatures must be in typed form rather than manual format. When used in connection with an electronic submission, the term “signature” means an electronic entry in the form of a magnetic impulse or other form of computer data compilation of any letters or series of letters or characters comprising a name, executed, adopted or authorized as a signature. **Any person signing on behalf of another person represents that s/he has explicit authorization from such other person to do so.**

Signed By	Title	Date
		—

Supporting Documentation (*final documents not required at time of submission*)

Note: Please save attached documents prior to submitting the application.

Certified Board Resolution

—

Choose Files No file chosen

Add Link(s)

SEC Approval Order

—

Choose Files No file chosen

Add Link(s)

Prospectus or Pricing Supplement

—

Choose Files No file chosen

Add Link(s)

Firewall Representation**

(*Please* ***download template (https://listingmanager.uat.nyse.com/static/slap-templates/Blanket%20Firewall%20Template%20for%20Exchange%20Traded%20Fund%20Shares%20June%202025.docx)*** *and after filling out the required information please reattach/upload it*)**

—

Choose Files No file chosen

Add Link(s)

Other related document(s)

—

Choose Files No file chosen

Add Link(s)

Transaction Type

Change to Managed Fund Shares (Generic) ×

Expected Listing Date/Effective Date

YYYY-MM-DD

Security	Security Type	Symbol	CUSIP
Select...	—	—	—

Index / Reference Asset Name	Name	Index / Reference Asset Symbol	Index time zone
—	—	—	—

Adviser	Sub adviser

Transaction Description

Board Approval Date

YYYY-MM-DD

Regulation M Exemptive Relief Letter

Statements of Representation

In support of this application, the issuer:

1. represents that a CUSIP number identifying the above security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the 1934 Act;
2. represents that, upon listing, the above security will meet applicable NYSE distribution requirements;

3. represents that certificates for the above security will not be issued as the security is required by the NYSE to be book-entry only;
4. represents that, effective immediately upon listing, the Net Asset Value per share of the security will be calculated daily and the Net Asset Value and Disclosed Portfolio for the security will be made available to all market participants at the same time;
5. represents that, effective immediately upon listing, the Intraday Indicative Value per share of the security will be disseminated at least every 15 seconds during the Core Trading Session (9:30 to 4 p.m. Eastern Time) via a major market vendor;
6. is providing copies of the registration statement on Form 8-A and prospectus and/or pricing supplement for the security as filed with the Securities and Exchange Commission;
7. represents that it is relying on the above referenced letter from the SEC providing the necessary relief from Regulation M of the Securities and Exchange Act of 1934.
8. Represents that the provisions of NYSE Rule 8.600 applicable to the above security will be complied with on a continual basis;
9. represents that it will advise NYSE of any failure by the above security to comply with applicable continued listing requirements as set forth in the NYSE Rule 8.600; and
10. represents that, upon request, it will provide the NYSE with portfolio data relating to the above referenced security (in a format acceptable to the NYSE) in order to demonstrate its ongoing compliance with the applicable continued listing requirements.

I acknowledge the above to be true

☐

Electronic Signature

Required signatures must be in typed form rather than manual format. When used in connection with an electronic submission, the term “signature” means an electronic entry in the form of a magnetic impulse or other form of computer data compilation of any letters or series of letters or characters comprising a name, executed, adopted or authorized as a signature. **Any person signing on behalf of another person represents that s/he has explicit authorization from such other person to do so.**

Signed By	Title	Date
		—

Supporting Documentation (*final documents not required at time of submission*)

Note: Please save attached documents prior to submitting the application.

Certified Board Resolution

—

Choose Files No file chosen

Add Link(s)

Prospectus or Pricing Supplement

—

Choose Files No file chosen

Add Link(s)

Firewall Representation

(Please download template (https://listingmanager.uat.nyse.com/static/slap-templates/Blanket%20Firewall%20Template%20for%20Exchange%20Traded%20Fund%20Shares%20June%202025.docx) and after filling out the required information please reattach/upload it)

—

Choose Files No file chosen

Add Link(s)

Other related document(s)

—

Choose Files No file chosen

Add Link(s)

Transaction Type

ETP Issuer Name Change

Expected Listing Date/Effective Date

YYYY-MM-DD

New Registered Issuer Name

Adviser

Sub adviser

Transaction Description

Board Approval Date

YYYY-MM-DD

Electronic Signature

Required signatures must be in typed form rather than manual format. When used in connection with an electronic submission, the term "signature" means an electronic entry in the form of a magnetic impulse or other form of computer data compilation of any letters or series of letters or characters comprising a name, executed, adopted or authorized as a signature. **Any person signing on behalf of another person represents that s/he has explicit authorization from such other person to do so.**

Signed By

Title

Date

—

Supporting Documentation (*final documents not required at time of submission*)

Note: Please save attached documents prior to submitting the application.

Certified Board Resolution

—

Choose Files No file chosen

Add Link(s)

Press Release

—

Choose Files No file chosen

Add Link(s)

Other related document(s)

—

Choose Files No file chosen

Add Link(s)

Transaction Type

ETP Name/CUSIP/Symbol Change / Other

Expected Listing Date/Effective Date

YYYY-MM-DD

Security	Security Type	Symbol	CUSIP
Select...	—	—	—

New Symbol	New Registered Security Name	CUSIP

Adviser	Sub adviser

Transaction Description

Board Approval Date

YYYY-MM-DD

Electronic Signature

Required signatures must be in typed form rather than manual format. When used in connection with an electronic submission, the term "signature" means an electronic entry in the form of a magnetic impulse or other form of computer data compilation of any letters or series of letters or characters comprising a name, executed, adopted or authorized as a signature. **Any person signing on behalf of another person represents that s/he has explicit authorization from such other person to do so.**

Signed By	Title	Date
		—

Supporting Documentation (*final documents not required at time of submission*)

Note: Please save attached documents prior to submitting the application.

Certified Board Resolution

—

Choose Files No file chosen

Add Link(s)

Press Release

—

Choose Files No file chosen

Add Link(s)

Other related document(s)

—

Choose Files No file chosen

Add Link(s)

Transaction Type

ETP Stock Split (Forward or Reverse)

Expected Listing Date/Effective Date

YYYY-MM-DD

Security	Security Type	Symbol	CUSIP
Select...	—	—	—

New CUSIP	Split Ratio (From)	Split Ratio (To)

Adviser	Sub adviser

Transaction Description

Board Approval Date

YYYY-MM-DD

Electronic Signature

Required signatures must be in typed form rather than manual format. When used in connection with an electronic submission, the term "signature" means an electronic entry in the form of a magnetic impulse or other form of computer data compilation of any letters or series of letters or characters comprising a name, executed, adopted or authorized as a signature. **Any person signing on behalf of another person represents that s/he has explicit authorization from such other person to do so.**

Signed By	Title	Date
		—

Supporting Documentation (*final documents not required at time of submission*)

Note: Please save attached documents prior to submitting the application.

Certified Board Resolution

—

Choose Files No file chosen

Add Link(s)

Press Release

—

Choose Files No file chosen

Add Link(s)

Other related document(s)

—

Choose Files No file chosen

Add Link(s)

Transaction Type

Index Change / Change In Investment Strategy

Expected Listing Date/Effective Date

YYYY-MM-DD

Security	Security Type	Symbol	CUSIP
Select...	—	—	—

Index / Reference Asset Name	Name	Index / Reference Asset Symbol	Index time zone
—	—	—	—

New Index / Reference Asset Name

New Index / Reference Asset Provider

New Index / Reference Asset Symbol

Adviser

Sub adviser

Transaction Description

Board Approval Date

YYYY-MM-DD

Electronic Signature

Required signatures must be in typed form rather than manual format. When used in connection with an electronic submission, the term "signature" means an electronic entry in the form of a magnetic impulse or other form of computer data compilation of any letters or series of letters or characters comprising a name, executed, adopted or authorized as a signature. **Any person signing on behalf of another person represents that s/he has explicit authorization from such other person to do so.**

Signed By	Title	Date
		—

Supporting Documentation (*final documents not required at time of submission*)

Note: Please save attached documents prior to submitting the application.

Firewall Representation

(*Please download template (https://listingmanager.uat.nyse.com/static/slap-templates/Blanket%20Firewall%20Template%20for%20Exchange%20Traded%20Fund%20Shares%20June%202025.docx) and after filling out the required information please reattach/upload it*)

—

Choose Files No file chosen

Add Link(s)

Press Release

—

Choose Files No file chosen

Add Link(s)

Certified Board Resolution

—

Choose Files No file chosen

Add Link(s)

Index Composition File within 30 days of the listing or effective date

—

Choose Files No file chosen

Add Link(s)

Index Methodology

—

Choose Files No file chosen

Add Link(s)

Other related document(s)

—

Choose Files No file chosen

Add Link(s)

Add Transaction

Supplemental Listing Applications (/Supplemental-Listing-Applications/)

Application Number	Issuer	Exchange	Status
—		NYSE	

Transactions

Transaction Type

New ETP Listing - Investment Company Units (19b-4 Filing)

Expected Listing Date/Effective Date

YYYY-MM-DD

Transfer From Another Exchange?

Select...

Symbol

Registered Security Name

CUSIP

Index / Reference Asset Name

Index / Reference Asset Provider

Index / Reference Asset Symbol

Adviser

Sub adviser

Transaction Description

Regulation M Exemptive Relief Letter

Statements of Representation

In support of this application, the issuer:

1. represents that a CUSIP number identifying the above security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the 1934 Act;
2. represents that, upon listing, the above security will meet applicable NYSE distribution requirements;
3. represents that certificates for the above security will not be issued as the security is required by the NYSE to be book-entry only;
4. represents that, effective immediately upon listing, the index underlying the above security will be calculated and disseminated via a major market data vendor with sufficient frequency for its type as required by applicable NYSE rules;

5. represents that, effective immediately upon listing, the Net Asset Value per share of the security will be calculated daily and the Net Asset Value and Disclosed Portfolio (if applicable) for the security will be made available to all market participants at the same time;
6. represents that, effective immediately upon listing, the Intraday Indicative Value per share of the security will be disseminated at least every 15 seconds during the Core Trading Session (9:30 to 4 p.m. Eastern Time) via a major market vendor;
7. is providing copies of the registration statement on Form 8-A and prospectus and/or pricing supplement for the security as filed with the Securities and Exchange Commission;
8. represents that it is relying on the above referenced letter from the SEC providing the necessary relief from Regulation M of the Securities and Exchange Act of 1934.
9. understands and acknowledges that all statements and representations contained in Securities and Exchange Commission Order Granting Approval to list and trade the above security regarding (i) the description of the index, portfolio or reference asset, (ii) limitations on index or portfolio holdings or reference assets, or (iii) the applicability of NYSE listing rules specified in such Approval Order shall constitute continued listing requirements for listing the securities on the NYSE;
10. represents that it will advise the NYSE of any failure by the above security to comply with applicable continued listing requirements as set forth in NYSE rules and the applicable Securities and Exchange Approval Order; and
11. represents that, upon request, it will provide the NYSE with index or portfolio data, as the case may be, relating to the security (in a format acceptable to the NYSE) in order to demonstrate its ongoing compliance with the applicable continued listing requirements.

I acknowledge the above to be true

☐

Electronic Signature

Required signatures must be in typed form rather than manual format. When used in connection with an electronic submission, the term "signature" means an electronic entry in the form of a magnetic impulse or other form of computer data compilation of any letters or series of letters or characters comprising a name, executed, adopted or authorized as a signature. **Any person signing on behalf of another person represents that s/he has explicit authorization from such other person to do so.**

Signed By	Title	Date
		—

Supporting Documentation (*final documents not required at time of submission*)

Note: Please save attached documents prior to submitting the application.

SEC Approval Order

—

Choose Files No file chosen

Add Link(s)

Prospectus or Pricing Supplement

—

Choose Files No file chosen

Add Link(s)

Firewall Representation**

(Please download template (https://listingmanager.uat.nyse.com/static/slap-templates/Blanket%20Firewall%20Template%20for%20Exchange%20Traded%20Fund%20Shares%20June%202025.docx) and after filling out the required information please reattach/upload it)**

—

Choose Files No file chosen

Add Link(s)

Index Composition File within 30 days of the listing or effective date

—

Choose Files No file chosen

Add Link(s)

Index Methodology

—

Choose Files No file chosen

Add Link(s)

Form 8-A

—

Choose Files No file chosen

Add Link(s)

Other related document(s)

—

Choose Files No file chosen

Add Link(s)

Transaction Type

New ETP Listing - Investment Company Units (Generic) ×

Expected Listing Date/Effective Date

YYYY-MM-DD

Transfer From Another Exchange?

Select...

Symbol

Registered Security Name

CUSIP

Index / Reference Asset Name

Index / Reference Asset Provider

Index / Reference Asset Symbol

Adviser

Sub adviser

Transaction Description

Regulation M Exemptive Relief Letter

Statements of Representation

In support of this application, the issuer:

1. represents that a CUSIP number identifying the above security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the 1934 Act;
2. represents that, upon listing, the above security will meet applicable NYSE distribution requirements;
3. represents that certificates for the above security will not be issued as the security is required by the NYSE to be book-entry only;
4. represents that, effective immediately upon listing, the index underlying the above security will be calculated and disseminated via a major market data vendor with sufficient frequency for its type as required by applicable NYSE rules;
5. represents that, effective immediately upon listing, the Net Asset Value per share of the security will be calculated daily and the Net Asset Value and Disclosed Portfolio (if applicable) for the security will be made available to all market participants at the same time;
6. represents that, effective immediately upon listing, the Intraday Indicative Value per share of the security (if applicable) will be disseminated at least every 15 seconds during the Core Trading Session (9:30 to 4 p.m. Eastern Time) via a major market vendor;
7. is providing copies of the registration statement on Form 8-A and prospectus and/or pricing supplement for the security as filed with the Securities and Exchange Commission;
8. represents that the provisions of NYSE Rules 5.2(j)(3) and 5.5(g)(2) applicable to the above security will be complied with on a continual basis;
9. represents that it will test the index underlying the above security for compliance with the applicable continued listing standards contained in NYSE Rule 5.2(j)(3) on each date that such index is rebalanced or reconstituted, and in no event less than quarterly;
10. represents that it will advise the NYSE of any failure by the above security to comply with applicable continued listing requirements as set forth in the NYSE Rules 5.2(j)(3) and 5.5(g)(2);
11. represents that, upon request, it will provide the NYSE with an index constituent file relating to the above referenced security (in a format acceptable to the NYSE) in order to demonstrate its ongoing compliance with the applicable continued listing requirements; and
12. represents that it is relying on the above referenced letter from the SEC providing the necessary relief from Regulation M of the Securities and Exchange Act of 1934.

I acknowledge the above to be true

Electronic Signature

Required signatures must be in typed form rather than manual format. When used in connection with an electronic submission, the term "signature" means an electronic entry in the form of a magnetic impulse or other form of computer data compilation of any letters or series of letters or characters comprising a name, executed, adopted or authorized as a signature. **Any person signing on behalf of another person represents that s/he has explicit authorization from such other person to do so.**

Signed By	Title	Date
		—

Supporting Documentation (*final documents not required at time of submission*)

Note: Please save attached documents prior to submitting the application.

Prospectus or Pricing Supplement

—

Choose Files No file chosen

Add Link(s)

Firewall Representation

(Please download template (https://listingmanager.uat.nyse.com/static/slap-templates/Blanket%20Firewall%20Template%20for%20Exchange%20Traded%20Fund%20Shares%20June%202025.docx) and after filling out the required information please reattach/upload it)

—

Choose Files No file chosen

Add Link(s)

Index Composition File within 30 days of the listing or effective date

—

Choose Files No file chosen

Add Link(s)

Index Methodology

—

Choose Files No file chosen

Add Link(s)

Form 8-A

—

Choose Files No file chosen

Add Link(s)

Other related document(s)

—

Choose Files No file chosen

Add Link(s)

Transaction Type

New ETP Listing - Exchange Traded Notes (Generic) ×

Expected Listing Date/Effective Date

YYYY-MM-DD

Transfer From Another Exchange?

Select...

Symbol

Registered Security Name

CUSIP

Index / Reference Asset Name

Index / Reference Asset Provider

Index / Reference Asset Symbol

Adviser

Sub adviser

Transaction Description

Regulation M Exemptive Relief Letter

Statements of Representation

In support of this application, the issuer:

1. represents that a CUSIP number identifying the above security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the 1934 Act;
2. represents that, upon listing, the above security will meet applicable NYSE distribution requirements;
3. represents that certificates for the above security will not be issued as the security is required by the NYSE to be book-entry only;
4. represents that, effective immediately upon listing, the index (if any) or other reference asset underlying the above security will be calculated and disseminated via a major market data vendor with sufficient frequency for its type as required by applicable NYSE rules;
5. represents that, effective immediately upon listing, the Intraday Indicative Value per share of the security (if applicable) will be disseminated at least every 15 seconds during the Core Trading Session (9:30 to 4 p.m. Eastern Time) via a major market vendor;
6. is providing copies of the registration statement on Form 8-A and prospectus and/or pricing supplement for the security as filed with the Securities and Exchange Commission;
7. represents that the provisions of NYSE Rule 5.2(j)(6) applicable to the above security will be complied with on a continual basis;
8. represents that it will test the index underlying the above security for compliance with the applicable continued listing standards contained in NYSE Rule 5.2(j)(6) on each date that such index is rebalanced or reconstituted, and in no event less than quarterly;
9. represents that it will advise the NYSE of any failure by the above security to comply with applicable continued listing requirements as set forth in the NYSE Rule 5.2(j)(6);
10. represents that, upon request, it will provide the NYSE with an index constituent file relating to the above referenced security (in a format acceptable to the NYSE) in order to demonstrate its ongoing compliance with the applicable continued listing requirements; and
11. represents that it is relying on the above referenced letter from the SEC providing the necessary relief from Regulation M of the Securities and Exchange Act of 1934.

I acknowledge the above to be true

☐

Electronic Signature

Required signatures must be in typed form rather than manual format. When used in connection with an electronic submission, the term “signature” means an electronic entry in the form of a magnetic impulse or other form of computer data compilation of any letters or series of letters or characters comprising a name, executed, adopted or authorized as a signature. **Any person signing on behalf of another person represents that s/he has explicit authorization from such other person to do so.**

Signed By	Title	Date
		—

Supporting Documentation (*final documents not required at time of submission*)

Note: Please save attached documents prior to submitting the application.

Prospectus or Pricing Supplement

—

Choose Files No file chosen

Add Link(s)

Firewall Representation**

(Please download template (https://listingmanager.uat.nyse.com/static/slap-templates/Blanket%20Firewall%20Template%20for%20Exchange%20Traded%20Fund%20Shares%20June%202025.docx) and after filling out the required information please reattach/upload it)*

—

Choose Files No file chosen

Add Link(s)

Index Composition File within 30 days of the listing or effective date

—

Choose Files No file chosen

Add Link(s)

Index Methodology

—

Choose Files No file chosen

Add Link(s)

Form 8-A

—

Choose Files No file chosen

Add Link(s)

Other related document(s)

—

Choose Files No file chosen

Add Link(s)

Transaction Type

New ETP Listing - Exchange Traded Fund Shares

Expected Listing Date/Effective Date

YYYY-MM-DD

Transfer From Another Exchange?

Select...

Symbol

Registered Security Name

CUSIP

If the security being listed tracks an underlying Index/Reference Asset, please provide the following information. If not applicable, please enter N/A

Index / Reference Asset Name

Index / Reference Asset Provider

Index / Reference Asset Symbol

Adviser

Sub adviser

Transaction Description

Statements of Representation

In support of this application, the issuer:

1. represents that it is eligible to operate in reliance on Rule 6c-11 under the Investment Company Act of 1940 (“Rule 6c-11”);
2. represents that a CUSIP number identifying the above referenced security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the Securities Exchange Act of 1934;
3. represents that certificates for the above referenced security will not be issued as the security is required by the NYSE to be book-entry only;
4. is providing copies of the registration statement on Form 8-A and prospectus for the above-referenced security as filed with the Securities and Exchange Commission;
5. represents that, effective immediately upon listing, the Net Asset Value per share of the above-referenced security will be calculated daily and will be made available to all market participants at the same time;

6. represents that, upon listing, it will comply with the applicable distribution requirements of NYSE Rule 5.2(j)(8);
7. represents that it will comply with the website disclosure requirements contained in Rule 6c-11 on a continuing basis;
8. represents that it will promptly notify the NYSE if (i) it is no longer eligible to operate in reliance on Rule 6c-11, (ii) it is materially noncompliant with any of the requirements of Rule 6c-11, or (iii) it is not in compliance with any of the requirements of NYSE Rule 5.2(j)(8); and
9. represents that it will provide the NYSE with periodic certification that the above referenced security is in compliance with the requirements of Rule 6c-11.

I acknowledge the above to be true

Electronic Signature

Required signatures must be in typed form rather than manual format. When used in connection with an electronic submission, the term "signature" means an electronic entry in the form of a magnetic impulse or other form of computer data compilation of any letters or series of letters or characters comprising a name, executed, adopted or authorized as a signature. **Any person signing on behalf of another person represents that s/he has explicit authorization from such other person to do so.**

Signed By	**Title**	**Date**
		—

Supporting Documentation (*final documents not required at time of submission*)

Note: Please save attached documents prior to submitting the application.

Prospectus or Pricing Supplement

—

Choose Files No file chosen

Add Link(s)

Firewall Representation**

(*Please download template (https://listingmanager.uat.nyse.com/static/slap-templates/Blanket%20Firewall%20Template%20for%20Exchange%20Traded%20Fund%20Shares%20June%202025.docx) and after filling out the required information please reattach/upload it*)**

—

Choose Files No file chosen

Add Link(s)

Index Composition File within 30 days of the listing or effective date

—

Choose Files No file chosen

Add Link(s)

Index Methodology

—

Choose Files No file chosen

Add Link(s)

Form 8-A

—

Choose Files No file chosen

Add Link(s)

Other related document(s)

—

Choose Files No file chosen

Add Link(s)

Transaction Type

New ETF Listing - Class ETF Shares

Expected Listing Date/Effective Date

YYYY-MM-DD

Transfer From Another Exchange?

Select...

Symbol

Registered Security Name

CUSIP

If the security being listed tracks an underlying Index/Reference Asset, please provide the following information. If not applicable, please enter N/A

Index / Reference Asset Name

Index / Reference Asset Provider

Index / Reference Asset Symbol

Adviser

Sub adviser

Transaction Description

Statements of Representation

In support of this application, the issuer:

1. represents that it is an open-end management company that:
   i. pursuant to Multi-Class Fund Exemptive Relief, issues Class ETF Shares and one or more classes of shares that are not exchange traded; and
   ii. is in compliance with the conditions and requirements of such Multi-Class Fund Exemptive Relief.
2. represents that the above referenced security is an ETF Class (as defined in the Exchange's rules for Class ETF Shares) that is eligible to operate in reliance on Rule 6c-11 under the Investment Company Act of 1940 ("Rule 6c-11") (as may be modified by the above referenced Multi-Class Fund Exemptive Relief);
3. represents that a CUSIP number identifying the above-referenced security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the Securities Exchange Act of 1934;
4. represents that certificates for the above-referenced security will not be issued as the security is required by the Exchange to be book-entry only;
5. is providing copies of the registration statement on Form 8-A and prospectus for the above-referenced security as filed with the Securities and Exchange Commission;
6. represents that, upon listing, it will comply with the applicable distribution requirements of the Exchange's rules for Class ETF Shares and such additional requirements, if any, as may be imposed by any applicable Securities and Exchange Commission Order Granting Approval to list and trade the above security;
7. represents that it will comply with the applicable website disclosure requirements contained in Rule 6c-11 on a continuing basis;
8. represents that it will promptly notify NYSE Regulation if (i) it is no longer eligible to operate the above-referenced security as an exchange-traded fund pursuant to, or is otherwise no longer in compliance with the terms and conditions of, the above-referenced Multi-Class Fund Exemptive Relief; or (ii) the above-referenced security is no longer in compliance with the conditions and requirements of Rule 6c-11 under the Investment Company Act of 1940, except as noted in such Multi-Class Fund Exemptive Relief; or (iii) any of the listing requirements set forth in the Exchange's rules for Class ETF Shares are not continuously maintained;
9. understands and acknowledges that all statements and representations contained in any applicable Securities and Exchange Commission Order Granting Approval to list and trade the above security regarding (i) the description of the index, portfolio or reference asset, (ii) limitations on index or portfolio holdings

or reference assets, or (iii) the applicability of NYSE listing rules specified in any such Approval Order shall constitute continued listing requirements for listing the securities on NYSE; and

10. represents that it will provide NYSE Regulation with periodic certification that the above-referenced security is in compliance with the applicable requirements of Rule 6c-11 and the above-referenced Multi-Class Fund Exemptive Relief.

I acknowledge the above to be true

☐

Electronic Signature

Required signatures must be in typed form rather than manual format. When used in connection with an electronic submission, the term "signature" means an electronic entry in the form of a magnetic impulse or other form of computer data compilation of any letters or series of letters or characters comprising a name, executed, adopted or authorized as a signature. **Any person signing on behalf of another person represents that s/he has explicit authorization from such other person to do so.**

Signed By	Title	Date
		—

Supporting Documentation (*final documents not required at time of submission*)

Note: Please save attached documents prior to submitting the application.

Prospectus or Pricing Supplement

—

Choose Files No file chosen

Add Link(s)

Firewall Representation**

(*Please download template (https://listingmanager.uat.nyse.com/static/slap-templates/Blanket%20Firewall%20Template%20for%20Exchange%20Traded%20Fund%20Shares%20June%202025.docx) and after filling out the required information please reattach/upload it*)**

—

Choose Files No file chosen

Add Link(s)

Index Composition File within 30 days of the listing or effective date

—

Choose Files No file chosen

Add Link(s)

Index Methodology

—

Choose Files No file chosen

Add Link(s)

Form 8-A

—

Choose Files No file chosen

Add Link(s)

Other related document(s)

—

Choose Files No file chosen

Add Link(s)

Transaction Type

New ETP Listing - Commodity Based Trust Shares (19b-4 Filing) ×

Expected Listing Date/Effective Date

YYYY-MM-DD

Transfer From Another Exchange?

Select...

Symbol

Registered Security Name

CUSIP

Index / Reference Asset Name

Index / Reference Asset Provider

Index / Reference Asset Symbol

Adviser

Sub adviser

Transaction Description

Regulation M Exemptive Relief Letter

Statements of Representation

In support of this application, the issuer:

1. represents that a CUSIP number identifying the above security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the 1934 Act;
2. represents that, upon listing, the above security will meet applicable NYSE distribution requirements;
3. represents that certificates for the above security will not be issued as the security is required by the NYSE to be book-entry only;
4. represents that, effective immediately upon listing, the Net Asset Value per share (if applicable) of the security will be calculated daily and the Net Asset Value and Disclosed Portfolio (if applicable) for the security will be made available to all market participants at the same time;
5. represents that, effective immediately upon listing, the Intraday Indicative Value per share of the security (if applicable) will be disseminated at least every 15 seconds during the Core Trading Session (9:30 to 4 p.m. Eastern Time) via a major market vendor;
6. is providing copies of the registration statement on Form 8-A and prospectus and/or pricing supplement for the security as filed with the Securities and Exchange Commission;
7. represents that it is relying on the above referenced letter from the SEC providing the necessary relief from Regulation M of the Securities and Exchange Act of 1934.
8. understands and acknowledges that all statements and representations contained in Securities and Exchange Commission Order Granting Approval to list and trade the above security regarding (i) the description of the index, portfolio or reference asset, (ii) limitations on index or portfolio holdings or reference assets, or (iii) the applicability of NYSE listing rules specified in such Approval Order shall constitute continued listing requirements for listing the securities on the NYSE;
9. represents that it will advise the NYSE of any failure by the above security to comply with applicable continued listing requirements as set forth in the NYSE rules and the applicable Securities and Exchange Approval Order; and

10. represents that, upon request, it will provide the NYSE with index or portfolio data, as the case may be, relating to the security (in a format acceptable to the NYSE) in order to demonstrate its ongoing compliance with the applicable continued listing requirements.

I acknowledge the above to be true

Electronic Signature

Required signatures must be in typed form rather than manual format. When used in connection with an electronic submission, the term "signature" means an electronic entry in the form of a magnetic impulse or other form of computer data compilation of any letters or series of letters or characters comprising a name, executed, adopted or authorized as a signature. **Any person signing on behalf of another person represents that s/he has explicit authorization from such other person to do so.**

Signed By	Title	Date
		—

Supporting Documentation (*final documents not required at time of submission*)

Note: Please save attached documents prior to submitting the application.

SEC Approval Order

—

Choose Files No file chosen

Add Link(s)

Prospectus or Pricing Supplement

—

Choose Files No file chosen

Add Link(s)

Firewall Representation**

(*Please download template (https://listingmanager.uat.nyse.com/static/slap-templates/Blanket%20Firewall%20Template%20for%20Exchange%20Traded%20Fund%20Shares%20June%202025.docx) and after filling out the required information please reattach/upload it*)**

—

Choose Files No file chosen

Add Link(s)

Index Composition File within 30 days of the listing or effective date

—

Choose Files No file chosen

Add Link(s)

Index Methodology

—

Choose Files No file chosen

Add Link(s)

Form 8-A

—

Choose Files No file chosen

Add Link(s)

Other related document(s)

—

Choose Files No file chosen

Add Link(s)

Transaction Type

New ETP Listing - Commodity Based Trust Shares (Generic)

Expected Listing Date/Effective Date

YYYY-MM-DD

Transfer From Another Exchange?

Select...

Symbol

Registered Security Name

CUSIP

Index / Reference Asset Name

Index / Reference Asset Provider

Index / Reference Asset Symbol

Adviser

Sub adviser

Transaction Description

Regulation M Exemptive Relief Letter

Statements of Representation

In support of this application, the issuer:

1. represents that a CUSIP number identifying the above security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the 1934 Act;
2. represents that, upon listing, the above security will meet the applicable distribution requirements of NYSE, NYSE Arca, or NYSE Texas (the "Exchange"), as applicable;
3. represents that certificates for the above security will not be issued as the security is required by the Exchange to be book-entry only;
4. represents that, effective immediately upon listing, the Net Asset Value per share (if applicable) of the security will be calculated daily and the Net Asset Value and Disclosed Portfolio (if applicable) for the security will be made available to all market participants at the same time;
5. represents that, effective immediately upon listing, the Intraday Indicative Value per share of the security (if applicable) will be disseminated at least every 15 seconds during the Core Trading Session (9:30 to 4 p.m. Eastern Time) via a major market vendor;
6. is providing copies of the registration statement on Form 8-A and prospectus and/or pricing supplement for the security as filed with the Securities and Exchange Commission;
7. represents that it is relying on the above referenced letter from the SEC providing the necessary relief from Regulation M of the Securities and Exchange Act of 1934.

8. represents that it will advise NYSE Regulation of any failure by the above security to comply with the applicable continued listing requirements as set forth in the applicable Exchange's rules; and
9. represents that, upon request, it will provide NYSE Regulation with index or portfolio data, as the case may be, relating to the security (in a format acceptable to NYSE Regulation) in order to demonstrate its ongoing compliance with the applicable continued listing requirements.

I acknowledge the above to be true

☐

Electronic Signature

Required signatures must be in typed form rather than manual format. When used in connection with an electronic submission, the term "signature" means an electronic entry in the form of a magnetic impulse or other form of computer data compilation of any letters or series of letters or characters comprising a name, executed, adopted or authorized as a signature. **Any person signing on behalf of another person represents that s/he has explicit authorization from such other person to do so.**

Signed By	Title	Date
		—

Supporting Documentation (*final documents not required at time of submission*)

Note: Please save attached documents prior to submitting the application.

Prospectus or Pricing Supplement

—

Choose Files No file chosen

Add Link(s)

Firewall Representation**

(*Please download template (https://listingmanager.uat.nyse.com/static/slap-templates/Blanket%20Firewall%20Template%20for%20Exchange%20Traded%20Fund%20Shares%20June%202025.docx) and after filling out the required information please reattach/upload it*)**

—

Choose Files No file chosen

Add Link(s)

Index Composition File within 30 days of the listing or effective date

—

Choose Files No file chosen

Add Link(s)

Index Methodology

—

Choose Files No file chosen

Add Link(s)

Form 8-A

—

Choose Files No file chosen

Add Link(s)

Other related document(s)

—

Choose Files No file chosen

Add Link(s)

Transaction Type

New ETP Listing - Managed Fund Shares (19b-4 Filing) ×

Expected Listing Date/Effective Date

YYYY-MM-DD

Transfer From Another Exchange?

Select...

Symbol

Registered Security Name

CUSIP

Adviser

Sub adviser

Transaction Description

Regulation M Exemptive Relief Letter

Statements of Representation

In support of this application, the issuer:

1. represents that a CUSIP number identifying the above security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the 1934 Act;
2. represents that, upon listing, the above security will meet applicable NYSE distribution requirements;
3. represents that certificates for the above security will not be issued as the security is required by the NYSE to be book-entry only;
4. represents that, effective immediately upon listing, the Net Asset Value per share (if applicable) of the security will be calculated daily and the Net Asset Value and Disclosed Portfolio (if applicable) for the security will be made available to all market participants at the same time;
5. represents that, effective immediately upon listing, the Intraday Indicative Value per share of the security (if applicable) will be disseminated at least every 15 seconds during the Core Trading Session (9:30 to 4 p.m. Eastern Time) via a major market vendor;
6. is providing copies of the registration statement on Form 8-A and prospectus and/or pricing supplement for the security as filed with the Securities and Exchange Commission;
7. represents that it is relying on the above referenced letter from the SEC providing the necessary relief from Regulation M of the Securities and Exchange Act of 1934.
8. understands and acknowledges that all statements and representations contained in Securities and Exchange Commission Order Granting Approval to list and trade the above security regarding (i) the description of the index, portfolio or reference asset, (ii) limitations on index or portfolio holdings or reference assets, or (iii) the applicability of NYSE listing rules specified in such Approval Order shall constitute continued listing requirements for listing the securities on the NYSE;
9. represents that it will advise the NYSE of any failure by the above security to comply with applicable continued listing requirements as set forth in the NYSE rules and the applicable Securities and Exchange Approval Order; and
10. represents that, upon request, it will provide the NYSE with index or portfolio data, as the case may be, relating to the security (in a format acceptable to the NYSE) in order to demonstrate its ongoing compliance with the applicable continued listing requirements.

I acknowledge the above to be true

Electronic Signature

Required signatures must be in typed form rather than manual format. When used in connection with an electronic submission, the term “signature” means an electronic entry in the form of a magnetic impulse or other form of computer data compilation of any letters or series of letters or characters comprising a name, executed, adopted or authorized as a signature. **Any person signing on behalf of another person represents that s/he has explicit authorization from such other person to do so.**

Signed By	Title	Date
		—

Supporting Documentation (*final documents not required at time of submission*)

Note: Please save attached documents prior to submitting the application.

SEC Approval Order

—

Choose Files No file chosen

Add Link(s)

Prospectus or Pricing Supplement

—

Choose Files No file chosen

Add Link(s)

Firewall Representation**

(*Please download template (https://listingmanager.uat.nyse.com/static/slap-templates/Blanket%20Firewall%20Template%20for%20Exchange%20Traded%20Fund%20Shares%20June%202025.docx) and after filling out the required information please reattach/upload it*)**

—

Choose Files No file chosen

Add Link(s)

Form 8-A

—

Choose Files No file chosen

Add Link(s)

Other related document(s)

—

Choose Files No file chosen

Add Link(s)

Transaction Type

New ETP Listing - Managed Fund Shares (Generic)

Expected Listing Date/Effective Date

YYYY-MM-DD

Transfer From Another Exchange?

Select...

Symbol

Registered Security Name

CUSIP

Adviser

Sub adviser

Transaction Description

Regulation M Exemptive Relief Letter

Statements of Representation

In support of this application, the issuer:

1. represents that a CUSIP number identifying the above security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the 1934 Act;
2. represents that, upon listing, the above security will meet applicable NYSE distribution requirements;
3. represents that certificates for the above security will not be issued as the security is required by the NYSE to be book-entry only;
4. represents that, effective immediately upon listing, the Net Asset Value per share of the security will be calculated daily and the Net Asset Value and Disclosed Portfolio for the security will be made available to all market participants at the same time;
5. represents that, effective immediately upon listing, the Intraday Indicative Value per share of the security will be disseminated at least every 15 seconds during the Core Trading Session (9:30 to 4 p.m. Eastern Time) via a major market vendor;
6. is providing copies of the registration statement on Form 8-A and prospectus and/or pricing supplement for the security as filed with the Securities and Exchange Commission;
7. represents that it is relying on the above referenced letter from the SEC providing the necessary relief from Regulation M of the Securities and Exchange Act of 1934.
8. Represents that the provisions of NYSE Rule 8.600 applicable to the above security will be complied with on a continual basis;
9. represents that it will advise NYSE of any failure by the above security to comply with applicable continued listing requirements as set forth in the NYSE Rule 8.600; and
10. represents that, upon request, it will provide the NYSE with portfolio data relating to the above referenced security (in a format acceptable to the NYSE) in order to demonstrate its ongoing compliance with the applicable continued listing requirements.

I acknowledge the above to be true

☐

Electronic Signature

Required signatures must be in typed form rather than manual format. When used in connection with an electronic submission, the term “signature” means an electronic entry in the form of a magnetic impulse or other form of computer data compilation of any letters or series of letters or characters comprising a name, executed, adopted or authorized as a signature. **Any person signing on behalf of another person represents that s/he has explicit authorization from such other person to do so.**

Signed By

Title

Date

—

Supporting Documentation (*final documents not required at time of submission*)

Note: Please save attached documents prior to submitting the application.

Prospectus or Pricing Supplement

—

Choose Files No file chosen

Add Link(s)

Firewall Representation**

(*Please download template (https://listingmanager.uat.nyse.com/static/slap-templates/Blanket%20Firewall%20Template%20for%20Exchange%20Traded%20Fund%20Shares%20June%202025.docx) and after filling out the required information please reattach/upload it*)**

—

Choose Files No file chosen

Add Link(s)

Form 8-A

—

Choose Files No file chosen

Add Link(s)

Other related document(s)

—

Choose Files No file chosen

Add Link(s)

Transaction Type

New ETP Listing - Active Proxy Portfolio Shares (19b-4 Filing) ×

Expected Listing Date/Effective Date

YYYY-MM-DD

Transfer From Another Exchange?

Select...

Symbol

Registered Security Name

CUSIP

Adviser

Sub adviser

Transaction Description

Exemptive Order Number

Statements of Representation

In support of this application, the issuer:

1. represents that a CUSIP number identifying the above referenced security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the Securities Exchange Act of 1934;
2. represents that certificates for the above referenced security will not be issued as the security is required by the NYSE to be book-entry only;
3. is providing copies of the registration statement on Form 8-A and prospectus for the above-referenced security as filed with the Securities and Exchange Commission;
4. represents that, effective immediately upon listing, the Net Asset Value per share of the above-referenced security will be calculated daily and will be made available to all market participants at the same time;
5. represents that, effective immediately upon listing, the Proxy Portfolio (as defined in NYSE Rule 8.601) shall be made publicly available on the issuer's website at least once daily and shall be made available to all market participants at the same time;
6. represents that the Actual Portfolio (as defined in NYSE Rule 8.601) shall be publicly disseminated within at least 60 days following the end of every fiscal quarter and shall be made publicly available to all market participants at the same time;
7. represents that, upon listing, it will comply with the applicable distribution requirements of NYSE Rule 8.601;
8. understands and acknowledges that all statements and representations contained in Securities and Exchange Commission Order Granting Approval to list and trade the above security regarding (i) the description of the portfolio, (ii) limitations on portfolio holdings, or (iii) the applicability of NYSE listing rules specified in such Approval Order shall constitute continued listing requirements for listing the securities on the NYSE;
9. represents that is will promptly advise the NYSE if it is noncompliant with the conditions of any applicable exemptive order or no-action relief granted to the issuer by the Securities Exchange Commission or its staff;
10. represents that it will promptly advise the NYSE of any failure by the above security to comply with applicable continued listing requirements as set forth in the NYSE rules and the applicable Securities and Exchange Approval Order;
11. represents that any person acting on behalf of the Fund will comply with Regulation Fair Disclosure under the Securities Exchange Act of 1934, including with respect to any Custom Basket (as defined in NYSE Rule 8.601);
12. represents that with respect to each Custom Basket utilized by the Fund (if any), each business day, before the opening of trading in the Core Trading Session (as defined in NYSE Rule 7.34(a)), the Issuer shall make publicly available on its website the composition of any Custom Basket transacted on the previous business day, except a Custom Basket that differs from the applicable Proxy Portfolio only with respect to cash; and
13. represents that any person or entity that has access to non-public information regarding any Custom Basket, the Actual Portfolio or the Proxy Portfolio, or changes thereto is subject to procedures reasonably designed to prevent the use and dissemination of material non-public information regarding any Custom Basket, the Actual Portfolio or the Proxy Portfolio, or changes thereto; moreover, if any such person or entity is registered as a broker-dealer or affiliated with a broker-dealer, such person or entity will erect and maintain a "fire-wall" between the person or entity and the broker-dealer with respect to access to information concerning the composition of any Custom Basket, the Actual Portfolio and Proxy Portfolio, or changes thereto.

I acknowledge the above to be true

☐

Electronic Signature

Required signatures must be in typed form rather than manual format. When used in connection with an electronic submission, the term "signature" means an electronic entry in the form of a magnetic impulse or other form of computer data compilation of any letters or series of letters or characters comprising a name, executed, adopted or authorized as a signature. **Any person signing on behalf of another person represents that s/he has explicit authorization from such other person to do so.**

Signed By	Title	Date
		—

Supporting Documentation (*final documents not required at time of submission*)

Note: Please save attached documents prior to submitting the application.

SEC Approval Order

—

Choose Files No file chosen

Add Link(s)

Prospectus or Pricing Supplement

—

Choose Files No file chosen

Add Link(s)

Form 8-A

—

Choose Files No file chosen

Add Link(s)

Other related document(s)

—

Choose Files No file chosen

Add Link(s)

Transaction Type

New ETP Listing - Managed Portfolio Shares (19b-4 Filing) ×

Expected Listing Date/Effective Date

YYYY-MM-DD

Transfer From Another Exchange?

Select...

Symbol

Registered Security Name

CUSIP

Adviser

Sub adviser

Transaction Description

Exemptive Order Number

Statements of Representation

In support of this application, the issuer:

1. represents that a CUSIP number identifying the above referenced security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the Securities Exchange Act of 1934;
2. represents that certificates for the above referenced security will not be issued as the security is required by the NYSE to be book-entry only;
3. is providing copies of the registration statement on Form 8-A and prospectus for the above-referenced security as filed with the Securities and Exchange Commission;
4. represents that, effective immediately upon listing, the Net Asset Value per share of the above-referenced security will be calculated daily and will be made available to all market participants at the same time;

5. represents that, effective immediately upon listing, the Verified Intraday Indicative Value per share of the security will be disseminated in one second intervals during the Core Trading Session (9:30 to 4 p.m. Eastern Time) by a major market data vendor;
6. represents that the fund's portfolio holdings shall be made available on at least a quarterly basis and shall be made publicly available to all market participants at the same time;
7. represents that, upon listing, it will comply with the applicable distribution requirements of NYSE Rule 8.900;
8. understands and acknowledges that all statements and representations contained in Securities and Exchange Commission Order Granting Approval to list and trade the above security regarding (i) the description of the portfolio, (ii) limitations on portfolio holdings, or (iii) the applicability of NYSE listing rules specified in such Approval Order shall constitute continued listing requirements for listing the securities on the NYSE;
9. represents that is will promptly advise the NYSE if it is noncompliant with the conditions of any applicable exemptive order or no-action relief granted to the issuer by the Securities Exchange Commission or its staff;
10. represents that it will promptly advise the NYSE of any failure by the above security to comply with applicable continued listing requirements as set forth in the NYSE rules and the applicable Securities and Exchange Approval Order; and
11. represents that any person or entity that has access to non-public information regarding the Fund's portfolio or the Creation Basket (as defined in NYSE Rule 8.900) or changes thereto is subject to procedures reasonably designed to prevent the use and dissemination of material non-public information regarding the Fund's portfolio or the Creation Basket or changes thereto; Moreover, if any such person or entity is registered as a broker-dealer or affiliated with a broker-dealer, such person or entity will erect and maintain a "fire-wall" between the person or entity and the broker-dealer with respect to access to information concerning the composition of the Fund's portfolio or the Creation Basket or changes thereto.

I acknowledge the above to be true

☐

Electronic Signature

Required signatures must be in typed form rather than manual format. When used in connection with an electronic submission, the term "signature" means an electronic entry in the form of a magnetic impulse or other form of computer data compilation of any letters or series of letters or characters comprising a name, executed, adopted or authorized as a signature. **Any person signing on behalf of another person represents that s/he has explicit authorization from such other person to do so.**

Signed By	Title	Date
		—

Supporting Documentation (*final documents not required at time of submission*)

Note: Please save attached documents prior to submitting the application.

SEC Approval Order

—

Choose Files No file chosen

Add Link(s)

Prospectus or Pricing Supplement

—

Choose Files No file chosen

Add Link(s)

Form 8-A

—

Choose Files No file chosen

Add Link(s)

Other related document(s)

—

Choose Files No file chosen

Add Link(s)

Transaction Type

New ETP Listing - Other Security Type (19b-4 Filing)

Expected Listing Date/Effective Date

YYYY-MM-DD

Transfer From Another Exchange?

Select...

Symbol

Registered Security Name

CUSIP

Index / Reference Asset Name

Index / Reference Asset Provider

Index / Reference Asset Symbol

Adviser

Sub adviser

Transaction Description

Regulation M Exemptive Relief Letter

Statements of Representation

In support of this application, the issuer:

1. represents that a CUSIP number identifying the above security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the 1934 Act;
2. represents that, upon listing, the above security will meet applicable NYSE distribution requirements;
3. represents that certificates for the above security will not be issued as the security is required by the NYSE to be book-entry only;
4. represents that, effective immediately upon listing, the Net Asset Value per share (if applicable) of the security will be calculated daily and the Net Asset Value and Disclosed Portfolio (if applicable) for the security will be made available to all market participants at the same time;
5. represents that, effective immediately upon listing, the Intraday Indicative Value per share of the security (if applicable) will be disseminated at least every 15 seconds during the Core Trading Session (9:30 to 4 p.m. Eastern Time) via a major market vendor;
6. is providing copies of the registration statement on Form 8-A and prospectus and/or pricing supplement for the security as filed with the Securities and Exchange Commission;
7. represents that it is relying on the above referenced letter from the SEC providing the necessary relief from Regulation M of the Securities and Exchange Act of 1934.
8. understands and acknowledges that all statements and representations contained in Securities and Exchange Commission Order Granting Approval to list and trade the above security regarding (i) the description of the index, portfolio or reference asset, (ii) limitations on index or portfolio holdings or reference assets, or (iii) the applicability of NYSE listing rules specified in such Approval Order shall constitute continued listing requirements for listing the securities on the NYSE;
9. represents that it will advise the NYSE of any failure by the above security to comply with applicable continued listing requirements as set forth in the NYSE rules and the applicable Securities and Exchange Approval Order; and
10. represents that, upon request, it will provide the NYSE with index or portfolio data, as the case may be, relating to the security (in a format acceptable to the NYSE) in order to demonstrate its ongoing compliance with the applicable continued listing requirements.

I acknowledge the above to be true

☐

Electronic Signature

Required signatures must be in typed form rather than manual format. When used in connection with an electronic submission, the term "signature" means an electronic entry in the form of a magnetic impulse or other form of computer data compilation of any letters or series of letters or characters comprising a name, executed, adopted or authorized as a signature. **Any person signing on behalf of another person represents that s/he has explicit authorization from such other person to do so.**

Signed By	Title	Date
		—

Supporting Documentation (*final documents not required at time of submission*)

Note: Please save attached documents prior to submitting the application.

SEC Approval Order

—

Choose Files No file chosen

Add Link(s)

Prospectus or Pricing Supplement

—

Choose Files No file chosen

Add Link(s)

Firewall Representation**

(*Please download template (https://listingmanager.uat.nyse.com/static/slap-templates/Blanket%20Firewall%20Template%20for%20Exchange%20Traded%20Fund%20Shares%20June%202025.docx) and after filling out the required information please reattach/upload it*)**

—

Choose Files No file chosen

Add Link(s)

Index Composition File within 30 days of the listing or effective date

—

Choose Files No file chosen

Add Link(s)

Index Methodology

—

Choose Files No file chosen

Add Link(s)

Form 8-A

—

Choose Files No file chosen

Add Link(s)

Other related document(s)

—

Choose Files No file chosen

Add Link(s)

Add Transaction